As filed with the Securities and Exchange Commission on March 8, 2004

Registration No. 333-113031

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ROFIN-SINAR TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)
Delaware	3699	38-3306461
(State or other jurisdiction of incorporation of organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

Rofin-Sinar Technologies Inc.
40984 Concept Drive
Plymouth, MI 48170
(734) 455-5400
(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cindy Denis
Rofin-Sinar Technologies Inc.
40984 Concept Drive
Plymouth, MI 48170
(734) 455-5400

(Name, address, including zip code, and telephone number,
including area code, or agent for service for the registrant)

Copies to:
Christopher C. Paci, Esq.	Sarah Beshar, Esq.
Shearman & Sterling LLP	Davis Polk & Wardwell
599 Lexington Avenue	450 Lexington Avenue
New York, New York 10022	New York, New York 10017
(212) 848-4000	(212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ______________

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. ______________

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. _______

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______________

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ______________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor a solicitation for offers to buy, these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	March 8, 2004

3,000,000 shares

Common Stock

We are offering 3,000,000 shares of our common stock, par value $0.01 per share. Our common stock is quoted on the Nasdaq National Market under the symbol “RSTI.” On March 5, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $32.23 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
		Per Share		Total

Public offering price	$		$

Underwriting discounts and commissions	$		$

Proceeds, before expenses, to us	$		$

The underwriters may also purchase from us an amount of shares of common stock up to an additional 15% of the shares of common stock sold in the United States as part of this offering at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus.

The underwriters are offering the shares of common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made in New York, New York on or about March         , 2004.

UBS Investment Bank

Jesup and Lamont Securities Corporation

The date of this prospectus is March       , 2004.

Macro Product Applications

Surface Hardening of Car Door Springs

Glass Cutting

Transmission Component Welding

Car Body Cutting

Metal Cutting

Marking Product Applications

Printed Circuit Board Marking

Integrated Circuit Marking

2abc
3def
5jkl
6mno
Marking Keys

Smart Card Marking

Label Marking

rofin

Micro Product Applications

Foil Perforation

Stent Cutting

Jewelry Welding

Battery Welding

You should rely only on information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. These documents do not constitute an offer to sell or the solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	5
Forward-looking statements	11
Use of proceeds	12
Price range of common stock	13
Dividend policy	13
Capitalization	14
Selected consolidated financial data	15
Management’s discussion and analysis
of financial condition and results
of operations	16
Business	26
Description of capital stock	43
Management	48
Underwriting	50
Legal matters	53
Experts	53
Information incorporated by reference	53
Where you can find more information	54
Index to consolidated financial statements	F-1

The following product or technology designations are trademarks of Rofin-Sinar Technologies Inc.: rofin, StarWeld, StarCut, PerfoLas Systems, StarShape Systems, Visual Laser Marker, LaserCAD, PowerLine, StarMark, CombiLine, MultiScan and VectorScan.

i

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Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully, including the information under the heading “Risk Factors” beginning on page 5 and the information incorporated by reference in this prospectus.

Unless the context otherwise requires, all references to “Rofin,” the “Company,” “we” and “our” include Rofin-Sinar Technologies Inc. and its subsidiaries as a consolidated entity.

OUR COMPANY

We are a global leader in the design, development, engineering, manufacture and marketing of laser-based products used for material processing, including cutting, welding and marking of a wide range of materials. Lasers are a non-contact technology for material processing which have several advantages compared to conventional manufacturing tools used in industrial applications. Our lasers deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into a customer’s production process.

Through our global manufacturing, distribution and service network, we provide a comprehensive range of laser sources and laser-based system solutions to our principal target markets: the machine tool, automotive, and semiconductor and electronics industries. We sell principally to end-users and to original equipment manufacturers (“OEMs”) that integrate our laser sources with other system components. Many of our customers are among the largest global participants in their respective industries. During fiscal 2003, 21% of our sales were in North America, 65% were in Europe and 14% were in Asia.

THE INDUSTRIAL LASER MARKET FOR MATERIAL PROCESSING

Over the past 30 years, lasers have revolutionized industrial manufacturing and have been used increasingly to provide reliable, flexible, non-contact and high-speed alternatives to conventional technologies for processing a wide range of metal and non-metal materials used in advanced manufacturing applications.

According to the January 2004 Optoelectronics Report, the global market for non-diode lasers was approximately $1.8 billion in 2003. We operate primarily in the materials processing segment of the non-diode market, which had total revenues in 2003 of $1.2 billion.

COMPETITIVE STRENGTHS

We attribute our strong market position and long-standing customer relationships to several competitive strengths:

•	Laser technology expertise and product innovation;
•	Sophisticated applications development;
•	Broad product range;
•	Product quality;
•	Global platform;
•	Diverse customer and end-market mix; and
•	Comprehensive customer service.

OUR STRATEGY

Our business objective is to maximize shareholder value through growth in revenues and profitability. We intend to capitalize on the opportunities in our industry and achieve our objectives by executing the following strategy:

•	Develop new laser products through technological innovation;
•	Focus on new markets and applications;
•	Capitalize on our global presence to attract new customers;
•	Offer customized solutions based on standard platforms; and
•	Acquire complementary business operations or products.

OUR CORPORATE INFORMATION

Our corporate office is located at 40984 Concept Drive, Plymouth, MI 48170 and our telephone number is (734) 455-5400. Our fiscal year ends on September 30.

The offering

Common stock offered by us	3,000,000 shares

Common stock to be outstanding after this offering	15,038,650 shares

Use of proceeds	Assuming the underwriters do not exercise their over-allotment option, we estimate that the net proceeds to us from this offering will be approximately $91.0 million, after expenses, based on an assumed offering price of $32.23 per share, which was the closing price of our common stock on March 5, 2004. We intend to use the net proceeds for working capital and other general corporate purposes, and to acquire complementary products, technologies or businesses as opportunities arise. See “Use of Proceeds.”

Nasdaq National Market symbol	RSTI

Risk factors	See “Risk factors” beginning on page 5 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2003 and does not include:

•	275,300 shares issuable upon the exercise of outstanding options, as of December 31, 2003;
•	965,000 additional shares authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to our stock option plans, as of December 31, 2003; and

•	the shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

We have agreed to sell an amount of shares of common stock up to an additional 15% of the shares of common stock sold in the United States as part of this offering if the underwriters exercise in full their over-allotment option.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option. All currency amounts in this prospectus are in US dollars, except where otherwise clearly stated.

Our common stock is also listed on the Geregelter Markt Segment (Prime Standard) of the Frankfurt Stock Exchange under the symbol “RSI.”

Summary consolidated financial data

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited historical consolidated financial statements, including the introductory paragraphs and related notes to these financial statements appearing elsewhere or incorporated by reference in this prospectus. Historical results are not necessarily indicative of results to be expected in the future and the interim results for the three months ended December 31, 2003 are not necessarily indicative of results to be expected for fiscal 2004 or any future quarter.

	Year ended September 30,					Three months ended December 31,

Consolidated statement of operations data	1999	2000	2001	2002	2003	2002	2003

			(in thousands, except per share data)			(unaudited)
Net sales	$ 124,024	$ 171,187	$ 220,557	$ 221,948	$ 257,746	$ 58,144	$ 71,058
Cost of goods sold	82,230	109,702	138,408	143,128	161,465	35,701	43,224

Gross profit	41,794	61,485	82,149	78,820	96,281	22,443	27,834
Selling, general, and administrative expenses	23,706	29,593	41,841	46,401	51,282	11,855	13,978
Research and development expenses	11,808	12,953	14,798	13,249	18,060	3,906	5,027
Goodwill and intangibles amortization	341	1,701	3,653	3,762	1,654	367	449
Special charge	—	—	700	—	—	—	—

Income from operations	5,939	17,238	21,157	15,408	25,285	6,315	8,380
Net other expense (income)	(936)	1,159	2,980	3,023	558	633	(210)
Income tax expense	3,242	8,202	10,962	7,384	9,422	2,224	3,385

Net income	$ 3,633	$ 7,877	$ 7,215	$ 5,001	$ 15,305	$ 3,458	$ 5,205

Net income per common share —
Basic	$ 0.32	$ 0.68	$ 0.62	$ 0.43	$ 1.31	$ 0.30	$ 0.43
Net income per common share —
Diluted	$ 0.32	$ 0.68	$ 0.62	$ 0.43	$ 1.29	$ 0.30	$ 0.41

	At December 31, 2003

Consolidated balance sheet data	Actual	As Adjusted(1)

	(unaudited, in thousands)
Cash and cash equivalents	$ 43,393	$ 134,349
Current assets	208,618	299,574
Current liabilities	107,756	107,756
Total assets	299,882	390,838
Line of credit and short-term borrowings	33,252	33,252
Long-term debt	24,699	24,699
Stockholders’ equity	153,980	244,936

(1)	Adjusted to give effect to the sale of our common stock in this offering and the use of proceeds as described under “Use of Proceeds.”

Risk factors

Before making an investment decision, you should carefully consider the following risks. The risks described below are not the only ones that we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. Additional risks and uncertainties of which we are unaware or currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment in our common stock. Before making an investment decision, you should also read the other information included or incorporated by reference in this prospectus and our financial statements and the related notes incorporated by reference in this prospectus.

RISKS RELATED TO OUR BUSINESS

Future downturns in the economy, particularly in the machine tool, automotive or semiconductor and electronics industries, may have a material adverse effect on our sales and profitability.

Our business depends substantially upon capital expenditures particularly by manufacturers in the machine tool, automotive and semiconductor and electronics industries. We estimate that approximately 60% of our laser sales during fiscal 2003 were to these three industry markets. These industries are cyclical and have historically experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured and marketed by us. For the foreseeable future, our operations will continue to depend upon capital expenditures in these industries, which, in turn, depend upon the market demand for their products. Decreased demand from manufacturers in these industries during a downturn, for example, may lead to decreased demand for our products, which would reduce our sales. If that were to occur, we may not be able to reduce our expenses to maintain our profitability, due in part to the need for continual investment in research and development and the need to maintain extensive ongoing customer service and support capability. Furthermore, although we order materials for assembly in response to firm orders, the lead time for assembly and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell.

Accordingly, any downturn or slowdown in the machine tool, automotive or semiconductor and electronics industries could have a material adverse effect on our financial condition and results of operations.

A high percentage of our sales are overseas and our results are subject to the impact of foreign currency exchange rate fluctuations.

Although we report our results in US dollars, approximately 75% of our current sales are denominated in other currencies, including the Euro, British pound, Singapore dollar, Japanese yen, Korean won and Taiwanese NT dollar. The fluctuation of the Euro and other currencies against the US dollar has had the effect of increasing and decreasing (as applicable) our reported net sales as well as our cost of goods sold, gross margin and selling, general and administrative expenses denominated in such foreign currencies when translated into US dollars as compared to prior periods. Our subsidiaries will, from time to time, pay dividends in their respective local currencies, thus presenting another area of potential currency exposure in the future.

We also face transaction risk from fluctuations in exchange rates between the various currencies in which we do business. We believe that a certain portion of the transaction risk of our operations in multiple currencies is mitigated by our hedging activities, utilizing forward exchange contracts and forward exchange options. We also continue to borrow in each operating subsidiary’s local currency to reduce exposure to exchange gains and losses. However, changes in currency exchange rates may have a material adverse effect on our business, financial condition and results of operations.

Risk factors

Our inability to manage risks associated with our international operations could adversely affect our business.

Our products are currently marketed in approximately 35 countries, with Germany, the rest of Europe, the United States and the Asia/Pacific region being our principal markets. Our operations and sales in our principal markets are subject to risks inherent in international business activities, including:

•	general political and economic conditions in each such country or region;
•	overlap of differing tax structures;
•	management of an organization spread over various jurisdictions; and
•	unexpected changes in regulatory requirements and compliance with a variety of foreign laws and regulations, such as import and export licensing requirements and trade restrictions.

Our failure to manage the risks associated with our international business operations could have a material adverse effect on our sales and profitability.

Our profitability may be adversely affected by economic slowdowns in the United States, Europe, or the Asia/Pacific region. A recession in these economies could trigger a decline in laser sales to the machine tool, automotive, or semiconductor and electronics industries, and any related weaknesses in their respective currencies could adversely affect consumer demand for our products, the US dollar value of our foreign currency-denominated sales, and ultimately our consolidated results of operations.

We depend on the ability of our OEM-customers to incorporate our laser products into their systems.

Our net sales depend in part upon the ability of our OEM-customers to develop and sell systems that incorporate our laser products. Adverse economic conditions, large inventory positions, limited marketing resources and other factors affecting these OEM-customers could have a substantial impact upon our financial results. If our OEM-customers experience financial or other difficulties that adversely affect their operations, our financial condition or results of operations may also be adversely affected.

We experienced in the past, and expect to experience in the future, fluctuations in our quarterly results. These fluctuations may increase the volatility of our stock price.

We have experienced and expect to continue to experience some fluctuations in our quarterly results. We believe that fluctuations in quarterly results may cause the market prices of our common stock, on the Nasdaq National Market and the Frankfurt Stock Exchange, to fluctuate, perhaps substantially. Factors which may have an influence on our operating results in a particular quarter include:

•	the timing of the receipt of orders from major customers;
•	product mix;
•	competitive pricing pressures;
•	the relative proportions of domestic and international sales;
•	our ability to design, manufacture and introduce new products on a cost-effective and timely basis;
•	the delayed effect of incurring expenses to develop and improve marketing and service capabilities;
•	foreign currency fluctuations;
•	the ability of our suppliers to produce and deliver components and parts, including sole or limited source components, in a timely manner, in the quantity desired and at the prices we have budgeted;
•	our ability to control expenses; and
•	costs related to acquisitions of businesses.

These and other factors make it difficult for us to make precise predictions regarding the results and the development of our business.

Risk factors

In addition, our backlog at any given time is not necessarily indicative of actual sales for any succeeding period. As our delivery schedule typically ranges from one week to six months, our sales will often reflect orders shipped in the same quarter that they are received. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. Accordingly, our results of operations are subject to significant fluctuations from quarter to quarter. See also “Business—Order Backlog.”

Other factors that we believe may cause the market price of our common stock to fluctuate, perhaps substantially, include announcements of new products or technologies by us or our competitors, developments with respect to intellectual property and shortfalls in our operations relative to analysts’ expectations. In addition, in recent years, the stock market in general, and the shares of technology companies in particular, have experienced wide price fluctuations. These broad market and industry fluctuations, particularly in the semiconductor and electronics and automotive industries, may adversely affect the market prices of our common stock on the Nasdaq National Market and the Frankfurt Stock Exchange.

The markets for our products are highly competitive and increased competition could increase our costs, reduce our sales or cause us to lose market share.

The laser industry is characterized by significant price and technical competition. Our current and proposed laser products for macro and marking and micro applications compete with those of several well-established companies, some of which are larger and have substantially greater financial, managerial and technical resources, more extensive distribution and service networks and larger installed customer bases than ours.

We believe that competition will be particularly intense in the carbon dioxide (“CO2”), diode laser and solid-state laser markets, as many companies have committed significant research and development resources to pursue opportunities in these markets. We may not be able to successfully differentiate our current and proposed products from the products of our competitors and the market place may not consider our products to be superior to competing products. Because many of the components required to develop and produce a laser-based marking system are commercially available, barriers to entry into this market are relatively low, and we expect new competitive product entries in this market. To maintain our competitive position in these markets, we believe that we will be required to continue a high level of investment in engineering, research and development, marketing and customer service and support. We may not have sufficient resources to continue to make these investments, we may not be able to make the technological advances necessary to maintain our competitive position, and our products may not receive market acceptance. See also “Business—Competition.”

Our future growth and competitiveness depend upon our ability to develop new, enhanced products and new applications to meet market demand and to increase our market share for laser marking and micro products.

If we are to increase our laser sales in the near term, these sales will have to come through increases in market share for our existing products or through the development of new products and new applications of our core technologies, or through the acquisition of competitors or their products. To date, a substantial portion of our revenues has been derived from sales of high-powered CO2 laser sources, solid-state laser sources and diode lasers. In order to increase market demand for these products, we will need to devote substantial resources to:

•	broadening our CO2 laser product range;
•	increasing the output power of our CO2 laser sources, diode lasers and diode pumped, solid-state laser products; and
•	continuing to reduce the manufacturing costs of our product range to achieve more attractive pricing.

A large part of our growth strategy depends upon being able to increase substantially our worldwide market share for laser marking and micro products.

Our future success depends on our ability to anticipate our customers’ needs and develop products that address those needs. Our ability to control costs is limited by our need to invest in research and development. If we are unable to implement our strategy to develop new and enhanced products, our business,

Risk factors

operating results and financial condition could be adversely affected. We cannot assure you that we will successfully implement our business strategy or that any of the newly developed or enhanced products or any of the new applications will achieve market acceptance or not be rendered obsolete or uncompetitive by products of other companies. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Our Laser Products.”

If we lose our key management personnel, we may not be able to successfully manage our business or achieve our objectives.

Our future success depends in a large part upon the leadership and performance of our executive management team, including our Chief Executive Officer and Chief Financial Officer, and key employees at the operating level. These key employees include technical, sales and support personnel for our operations on a worldwide basis. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them with similarly qualified personnel, which could harm our business.

We may not be able to successfully acquire new operations or integrate future acquisitions, which could cause our business to suffer.

One of the ways in which we seek to grow our company is through strategic acquisitions of companies with complementary operations or products. We may be unable to successfully complete potential strategic acquisitions if we cannot reach agreement on acceptable terms or for other reasons. Future acquisitions may require us to obtain additional debt or equity financing, which may not be available on terms acceptable to us, if at all. In connection with future acquisitions, we may assume the liabilities of the companies we acquire. Any debt that we incur to pay for future acquisitions could contain covenants that restrict the manner in which we operate our business. Any new equity securities that we issue for this purpose would be dilutive to our existing stockholders. If we buy a company or a division of a company, we may experience difficulty integrating that company or division’s personnel and operations, which could negatively affect our operating results.

In addition:

•	the key personnel of the acquired company may decide not to work for us;
•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;
•	we may be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;
•	our ongoing business may be disrupted or receive insufficient management attention; and
•	we may not be able to realize the cost savings or other financial benefits we anticipated.

We depend on limited source suppliers that could cause substantial manufacturing delays and increase our costs if a disruption in supply occurs.

We estimate that 22% of our revenues are derived from sales of products that require specialized components only currently available from single sources. We also rely on a limited number of independent contractors to manufacture subassemblies for some of our products. In the future, our current or alternative sources may not be able to meet all of our demands on a timely basis. If one or more of our suppliers or subcontractors experiences difficulties that result in a reduction or interruption in supply to us, or if they fail to meet any of our manufacturing requirements, our business could be harmed until we are able to secure alternative sources, if any. If we are unable to find necessary parts or components on commercially reasonable terms, we could be required to reengineer our products to accommodate available substitutions which would increase our costs and/or have a material adverse effect on manufacturing schedules, product performance and market acceptance.

Risk factors

Our failure to protect our proprietary technology or to avoid litigation for infringement or misappropriation of proprietary rights of third parties could result in a loss of revenues and profits.

From time to time, we receive notices from third parties alleging infringement of such parties’ patent or other proprietary rights by our products. While these notices are common in the laser industry and we have in the past been able to develop non-infringing technology or license necessary patents or technology on commercially reasonable terms, we may not in the future prevail in any litigation seeking damages or expenses from us or to enjoin us from selling our products on the basis of such alleged infringement, and we may not be able to develop any non-infringing technology or license any valid and non-infringing patents on commercially reasonable terms. In the event any third party made a valid claim against us or our customers and a license was not made available to us on commercially reasonable terms, we would be adversely affected.

Our future success depends in part upon our intellectual property rights, including trade secrets, know-how and continuing technological innovation. The steps taken by us to protect our intellectual property rights may not be adequate to prevent misappropriation and we cannot assure you that others will not develop competitive technologies or products.

We currently hold 93 United States and foreign patents on our laser sources, with expiration dates ranging from 2004 to 2022. We have also obtained licenses under certain patents covering lasers and related technology incorporated into our products. Of particular importance is the license of two patents related to the sales of our Slab Series CO2 lasers, which we estimate to account for approximately 22% of our revenue in fiscal 2003. In addition, 42 patent applications have been filed and are under review by the patent authorities. Other companies may be investigating or developing other technologies that are similar to ours. Patents may not issue from any application filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. In addition, any patents issued to us may be challenged, invalidated or circumvented, and the rights thereunder may not provide a competitive advantage to us. See also “Business—Intellectual Property.”

We have been and are likely to be involved from time to time in litigation involving our intellectual property and ordinary routine litigation arising in the ordinary course of business.

We are currently engaged in discussions with the licensor of patents covering the technology used in certain of our CO2 lasers concerning the amount of royalty due in respect to certain past sales and future sales of such laser products. We believe that we will achieve a resolution of this matter that will not have a material adverse impact on our financial condition or results of operations.

Any defects in our products or customer problems arising from the use of our products may seriously harm our business and reputation.

Our laser products are technologically complex and may contain unknown and undetected errors or performance problems. In addition, performance problems can also be caused by the improper installation of our products by a customer. These errors or performance problems could result in customer dissatisfaction, which could harm our sales or customer relationships. In addition, these problems may cause us to incur significant warranty and repair costs and divert the attention of our engineering personnel from our product development efforts.

RISKS RELATED TO INVESTING IN OUR STOCK

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

The trading price of our common stock has in the past been and could in the future be subject to significant fluctuations in response to:

•	quarterly variations in our results of operations;

Risk factors

•	international political instability, including, for example, instability associated with military action in Afghanistan and Iraq, strained relations with North Korea and other conflicts;
•	announcements of technological innovations or new products by us, our customers or competitors;
•	our failure to achieve the operating results anticipated by analysts or investors;
•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers, employees or principal stockholders;
•	releases or reports by or changes in security analysts’ recommendations; and
•	developments or disputes concerning our intellectual property or other proprietary rights.

For example, since the start of fiscal 2003, the trading price of our common stock on the Nasdaq National Market has ranged from a high of $38.99 to a low of $5.18. If our revenue and results of operations are below the expectations of public market securities analysts or investors, significant fluctuations in the market price of our common stock could occur. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies and often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s stock, securities class action litigation has occurred against that company. The litigation could result in substantial costs and would at a minimum divert management’s attention and resources, which could have a material adverse effect on our business, which could further reduce our stock price. Any adverse decision in the litigation could also subject us to significant liabilities.

Our charter documents, Delaware law and our stockholder rights plan contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers or prevent changes in our management.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of the shares without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. See “Description of Capital Stock—Preferred Stock.” If we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. We have no current plans to issue shares of preferred stock.

Section 203 of the Delaware General Corporation Law restricts certain business combinations with any “interested stockholder” as defined by that statute. In addition, our certificate of incorporation and bylaws contain certain other provisions that may have the effect of delaying, deferring or preventing a change of control. These provisions include:

•	the division of our board into three groups that serve staggered terms;
•	the elimination of actions by written consent of stockholders; and
•	the limitation of liability and indemnification of our directors and officers.

Our board of directors adopted a stockholder rights agreement on September 30, 1996 and amended the agreement on July 12, 2001. Under this agreement, we issued a dividend of one right for each share of our common stock. Each right initially entitles stockholders to purchase one common share at a purchase price of $28.50. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of, a certain percentage of our assets or earning power, unless the rights are redeemed by us for $0.01 per right subject to adjustment as provided in the rights agreement, the rights will become exercisable by all rights holders, except the acquiring person or group, for the number of shares of such acquiring entity (or of the Company if we are the surviving entity) equal to the book value of twice the purchase price.

These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board of directors an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock, our charter and bylaw provisions, the restrictions in Section 203 of the Delaware General Corporation Law and our stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions and plans may also have the effect of preventing changes in our management. See “Description of Capital Stock—Certain Provisions of Our Certificate of Incorporation and By-Laws”; “—Section 203 of the Delaware General Corporation Law”; and “—Rights Agreement.”

Forward-looking statements

Certain statements in this prospectus and in the documents we have incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “anticipate,” “estimate,” “plan” or “continue.” These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition.

These factors include:

•	downturns in the machine tool, automotive, semiconductor and electronics industries which may have, in the future, a material adverse effect on our sales and profitability;
•	the ability of our OEM-customers to incorporate our laser products into their systems;
•	the impact of exchange rate fluctuations, which may be significant because a substantial portion of our operations are located overseas;
•	the level of competition and our ability to compete in the markets for our products;
•	our ability to develop new and enhanced products to meet market demand or to adequately utilize our existing technology;
•	third party infringement of our proprietary technology or third party claims against us for the infringement or misappropriation of their proprietary rights;
•	competing technologies that are similar to or that serve the same uses as our technology;
•	the scope of patent protection that we are able to obtain or maintain;
•	our ability to efficiently manage the risks associated with our international operations; and
•	the other risks described under “Risk Factors” beginning on page 5.

In making these forward-looking statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Reform Act. You are cautioned not to place undue reliance on these forward-looking statements, which are speaking only as of the date that they were made. We do not assume any obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such forward-looking statements.

Use of proceeds

We estimate that the gross proceeds from the sale of the 3,000,000 shares of common stock that we are selling in this offering will be approximately $96.7 million, based on an assumed offering price of $32.23 per share, which was the closing price of our common stock on March 5, 2004. We estimate that the net proceeds from our sale of the shares will be approximately $91.0 million after deducting the underwriting discounts and commissions of $4.8 million and estimated offering expenses payable by us of $0.9 million. Solely in order to estimate the maximum amount of net proceeds to us if the underwriters exercise their over-allotment option in full, we assume that all 3,000,000 shares of common stock are sold in the United States as part of this offering. Under these circumstances, the underwriters may purchase from us a maximum of 450,000 additional shares of common stock pursuant to their over-allotment option and the estimated maximum net proceeds to us would be $104.7 million if the underwriters exercised their over-allotment option in full.

The principal reason for this offering is to make available to us funds for working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses as opportunities arise. Pending these uses, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol “RSTI” and is also listed on the Geregelter Markt Segment (Prime Standard) of the Frankfurt Stock Exchange under the symbol “RSI”. The table below sets forth for the periods indicated the range of quarterly high and low sales prices for our common stock as reported on the Nasdaq National Market:

Fiscal year ending September 30, 2002	High	Low

First Quarter	$10.44	$ 7.00
Second Quarter	$11.01	$ 7.55
Third Quarter	$10.70	$ 8.15
Fourth Quarter	$ 9.99	$ 6.25
Fiscal year ending September 30, 2003

First Quarter	$ 9.05	$ 4.95
Second Quarter	$11.72	$ 7.17
Third Quarter	$17.70	$10.05
Fourth Quarter	$27.95	$12.55
Fiscal year ending September 30, 2004

First Quarter	$36.62	$20.45
Second Quarter (through March 5, 2004)	$38.99	$27.77

On March 5, 2004 the last reported sale price of our common stock on the Nasdaq National Market was $32.23 per share.

At December 31, 2003, we had 13 holders of record of our common stock and 12,038,650 shares outstanding.

Dividend policy

We have not paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

Capitalization

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	as adjusted to give effect to the issuance and sale of the 3,000,000 shares of our common stock offered by this prospectus and the receipt by us of estimated net proceeds to us of $91.0 million, based on an assumed offering price of $32.23 per share, which was the closing price of our common stock on March 5, 2004. See “Use of Proceeds.”

The information in the table below is qualified in its entirety by, and should be read in conjunction with, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements, including the introductory paragraphs and related notes to these financial statements, included elsewhere or incorporated by reference in this prospectus.

	As of December 31, 2003

	Actual	As Adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$ 43,393	$ 134,349

Long-term debt	$ 24,699	$ 24,699

Stockholders’ equity:
Preferred Stock, par value $0.01 per share, 5,000,000 shares authorized; no shares issued or outstanding	0	0
Common Stock, par value $0.01 per share, 50,000,000 shares authorized; 12,038,650 shares issued and outstanding as of December 31, 2003; and 15,038,650 shares issued and outstanding, as adjusted	120	150
Additional paid-in capital	81,343	172,269
Retained earnings	59,871	59,871
Accumulated other comprehensive income	12,646	12,646

Total stockholders’ equity	153,980	244,936

Total capitalization	$178,679	$ 269,635

The table above does not include:

•	275,300 shares of common stock issuable upon exercise of options outstanding under our option plans at December 31, 2003, at a weighted average exercise price of $11.75 per share;
•	965,000 additional shares of common stock reserved for future grant or issuance under our stock option plans at December 31, 2003; and
•	the shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

Selected consolidated financial data

The selected historical consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 2003, 2002 and 2001 and the consolidated balance sheet data as of September 30, 2003 and 2002 are derived from the audited consolidated financial statements and are included elsewhere or incorporated by reference in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 2000 and 1999 are derived from the audited consolidated financial statements which are not included in this prospectus. The selected historical consolidated financial data as of December 31, 2003 and for the three months ended December 31, 2003 and 2002 are derived from unaudited consolidated financial statements included elsewhere or incorporated by reference in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our management’s opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations. Historical results are not necessarily indicative of results to be expected in the future and the interim results for the three months ended December 31, 2003 are not necessarily indicative of results to be expected for fiscal 2004 or any future quarter.

	Year ended September 30,					Three months ended December 31,

Consolidated statement of operations data:	1999	2000	2001	2002	2003	2002	2003

	(in thousands, except per share data)					(unaudited)
Net sales	$ 124,024	$ 171,187	$ 220,557	$221,948	$ 257,746	$ 58,144	$ 71,058
Cost of goods sold	82,230	109,702	138,408	143,128	161,465	35,701	43,224

Gross profit	41,794	61,485	82,149	78,820	96,281	22,443	27,834
Selling, general, and administrative expenses	23,706	29,593	41,841	46,401	51,282	11,855	13,978
Research and development expenses	11,808	12,953	14,798	13,249	18,060	3,906	5,027
Goodwill and intangibles amortization	341	1,701	3,653	3,762	1,654	367	449
Special charge	—	—	700	—	—	—	—

Income from operations	5,939	17,238	21,157	15,408	25,285	6,315	8,380
Net other expense (income)	(936)	1,159	2,980	3,023	558	633	(210)
Income tax expense	3,242	8,202	10,962	7,384	9,422	2,224	3,385

Net income	$ 3,633	$ 7,877	$ 7,215	$ 5,001	$ 15,305	$ 3,458	$ 5,205

Net income per common share—Basic	$ 0.32	$ 0.68	$ 0.62	$ 0.43	$ 1.31	$ 0.30	$ 0.43
Net income per common share—Diluted	$ 0.32	$ 0.68	$ 0.62	$ 0.43	$ 1.29	$ 0.30	$ 0.41
Shares used in computing net income per common share—Basic	11,527	11,538	11,547	11,552	11,640	11,557	11,978
Shares used in computing net income per common share—Diluted	11,527	11,622	11,601	11,592	11,863	11,557	12,545

	At September 30,		At December 31,
Consolidated balance
sheet data:	2002	2003	2003

	(in thousands)		(unaudited)
Cash and cash equivalents	$ 20,312	$ 44,487	$ 43,393
Current assets	163,892	204,509	208,618
Current liabilities	82,231	105,750	107,756
Total assets	240,815	291,486	299,882
Line of credit and short-term borrowings	22,544	35,781	33,252
Long-term debt	40,591	33,052	24,699
Stockholders’ equity	108,418	140,586	153,980

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

OVERVIEW

We are a global leader in the design, development, engineering, manufacture and marketing of laser-based products used for material processing, including cutting, welding and marking of a wide range of materials. Lasers are a non-contact technology for material processing which have several advantages compared to conventional manufacturing tools used in industrial applications. Our lasers deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into a customer’s production process.

Through our global manufacturing, distribution and service network, we provide a comprehensive range of laser sources and laser-based system solutions to our principal target markets: the machine tool, automotive, and semiconductor and electronics industries. We sell principally to end-users and to original equipment manufacturers (“OEMs”) that integrate our laser sources with other system components. Many of our customers are among the largest global participants in their respective industries. During fiscal 2003, 21% of our sales were in North America, 65% were in Europe and 14% were in Asia. For the three months ended December 31, 2003, 20% of our sales were in North America, 59% were in Europe and 21% were in Asia.

During fiscal 2003, 53% of revenues related to sales of laser products for macro applications and approximately 47% related to sales of laser products for marking and micro applications. For the three months ended December 31, 2003, 51% of our revenues related to sales of laser products for macro applications and approximately 49% related to sales of laser products for marking and micro applications.

The consolidated financial statements included in this prospectus present the historical financial information of Rofin-Sinar Technologies Inc. and its wholly owned subsidiaries. These financial statements include the consolidated accounts of Rofin-Sinar Inc. (“RS Inc.”) and Rofin-Sinar Technologies Europe S.L. (“RSTE”). RSTE is a European holding company formed in 1999 which owns 100% of Rofin-Sinar Laser GmbH (“RSL”), 80% of Dilas Diodenlaser GmbH (“Dilas”), 100% of Rofin-Baasel Italiana S.r.l., 100% of Rofin-Baasel France S.A., 71% of Rofin-Sinar UK Ltd., 100% of Rofin-Baasel UK Ltd., 100% of Rofin-Baasel Benelux B.V., 100% of Rofin-Baasel Singapore Pte. Ltd., 100% of Rofin-Baasel Taiwan Ltd. (formed on July 1, 2002), 100% of Rofin-Baasel Korea Co. Ltd. (formed on July 22, 2002), and 83% of Rofin-Baasel Espana S.L. (“RBE”).

The financial statements of RSL include the consolidated accounts of its 88% owned subsidiary, Rofin-Baasel Japan Corporation (a Japanese corporation), its 100% owned subsidiary, Rasant-Alcotec Beschichtungstechnik GmbH (“Rasant”), its 100% owned subsidiary, Carl Baasel Lasertechnik GmbH & Co. KG (“CBL”), and its 100% owned subsidiary, CBL Verwaltungsgesellschaft mbH.

The financial statements of CBL include the consolidated accounts of its wholly owned subsidiaries, Rofin-Baasel Inc. (“RB Inc.”), Wegmann-Baasel Laser und elektrooptische Geraete GmbH (“WBL”), and PMB Elektronik GmbH.

On May 10, 2000, we acquired 90.01% of the share capital of Carl Baasel Lasertechnik GmbH (“Baasel Lasertech”) through our wholly owned subsidiary RSL. In September 2001 Baasel Lasertech was transformed into Carl Baasel Lasertechnik GmbH & Co. KG (“CBL”), a limited partnership. We and the minority shareholder of CBL were party to an option agreement for the remaining capital held by the minority shareholder for a fixed price of Euro 6.3 million, which, along with accumulated interest

Management’s discussion and analysis of financial condition and results of operations of $0.4 million, was accrued for in accounts payable to the related party as of September 30, 2002. Accordingly, the accompanying financial statements present CBL as if it were 100% owned. Effective December 31, 2002, the minority shareholder resigned from the limited partnership and the remaining shares of CBL were purchased by RSL during fiscal 2003 for the fixed price of Euro 6.3 million ($6.2 million at the December 31, 2002 exchange rate).

On February 28, 2001, we acquired 80% of the share capital of Z-Laser S.A. through our wholly owned subsidiary Rofin-Baasel Espana, S.A., Barcelona, Spain for $3.3 million in cash. At the end of June 2001, Z-Laser S.A. was merged into RBE. As a result of this merger, the minority shareholder owns 17% of the total stock of the new Spanish subsidiary.

On October 5, 2001, we sold the assets of our medical laser business resulting in a gain of $0.7 million. As part of the proceeds from the sale, we received marketable equity securities, which have been classified as trading securities under “other current assets and prepaid expenses” in the accompanying balance sheet. During the twelve-month period ended September 30, 2003 we sold the above mentioned securities for a total amount of $1.2 million. For the fiscal years ended September 30, 2003 and 2002, we recorded a realized gain of $0.3 million and an unrealized loss of $0.2 million, respectively.

On March 31, 2003, we acquired an additional 37% of the share capital of Rofin-Marubeni Laser Corporation, Atsugi-shi, Japan, through RSL for $0.1 million in cash. We subsequently hold 88% of the share capital. As of May 1, 2003, Rofin-Marubeni Laser Corporation, Japan was renamed Rofin-Baasel Japan Corporation.

OUTLOOK

Management believes that the near-term growth in our macro business is limited and depends, especially in North America and Europe, on the general investment cycle for capital goods. Revenues from a recently finalized technical license agreement are expected to contribute approximately $7 million to sales in the current fiscal year. In our marking and micro business, management sees positive developments from the semiconductor and electronics market which management believes should lead to increased sales in this sector in the coming quarters.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. Certain of the accounting policies require the application of significant judgment by management in selecting appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty.

Allowance for Doubtful Accounts

We record allowances for uncollectible customer accounts receivable based on historical experience. Additionally, an allowance is made based on an assessment of specific customers’ financial condition and liquidity. If the financial condition of our customers were to deteriorate, additional allowances may be required. No individual customer represents more than 10% of total accounts receivable.

Inventory Valuation

Inventories are stated at the lower of cost or market, after provisions for excess and obsolete inventory salable at prices below cost. The valuation of slow moving and obsolete inventories are provided based on current assessments about historical experience, future product demand and production requirements for the next twelve months. These factors are impacted by market conditions, technology changes, and changes in strategic direction that are uncertain, require estimates and management judgment. Although we strive to achieve a balance between market demands and risk of inventory excess or obsolescence, it is possible that, should conditions change, additional adjustments to inventory valuation may be needed.

Warranty Reserves

We provide reserves for the estimated costs of product warranties when revenue is recognized. We rely upon historical experience, expectation of future conditions, and our service data to estimate our warranty reserve. We continuously monitor these data to ensure that the reserve is sufficient. To the extent

Management’s discussion and analysis of financial condition and results of operations we experience increased warranty claim activity or increased costs associated with servicing those claims (such costs may include material, labor and travel costs), revisions to the estimated warranty liability would be required. While such expenses have historically been within our expectations, we cannot guarantee this will continue in the future.

Our high-power diode pumped solid-state laser products, which are sold primarily in our macro business, have experienced quality issues in the past that have affected the performance of certain units in the field. For this reason, based on available information and our estimation of what would be required to resolve the quality issues in the affected diode laser products, we established a reserve of $0.3 million in fiscal 2000. In fiscal 2001 and 2002, we added $2.9 million to this reserve, of which $1.2 million in total was utilized. In fiscal 2003, we utilized $1.8 million of this reserve and added $2.2 million to increase the reserve to $2.4 million. We believe this reserve is adequate to address the associated costs (including an estimate of the related material, labor and transportation costs) estimated to be incurred related to these products that have been sold prior to September 30, 2003. We also believe that future profitability will not be materially affected by this issue due to the low business volume (5% of total sales) attributable to these products in fiscal 2003.

Pension

The determination of our obligation and expense for pension is dependent on the selection of certain assumptions used by actuaries in calculating those amounts. Assumptions are made about interest rates, expected investment return on plan assets, total turnover rates, and rates of future compensation increases. In addition, our actuarial consultants use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review these assumptions at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we may use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension benefits expense we have recorded or may record.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate, and we must represent the market rate of high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense.

To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets.

RESULTS OF OPERATIONS

For the periods indicated, the following table sets forth the unaudited percentage of net sales represented by the respective line items in our consolidated statements of operations:

	Year ended September 30,			Three months ended December 31,

	2001	2002	2003	2002	2003

Net sales	100%	100%	100%	100%	100%
Cost of goods sold	63%	64%	63%	61%	61%

Gross profit	37%	36%	37%	39%	39%
Selling, general and administrative expenses	19%	21%	20%	20%	20%
Research and development expenses	7%	6%	7%	7%	7%
Goodwill and intangibles amortization	1%	2%	0%	1%	0%

Income from operations	10%	7%	10%	11%	12%
Income before income taxes	8%	6%	10%	10%	12%
Net income	3%	2%	6%	6%	7%

Management’s discussion and analysis of financial condition and results of operations

Three months ended December 31, 2003 compared to three months ended
December 31, 2002

Net Sales

Net sales of $71.1 million represent an increase of $13.0 million, or 22%, for the three months ended December 31, 2003, as compared to the corresponding period in fiscal 2003. The increase resulted from a net sales increase of $10.8 million, or 23%, in Europe/Asia and an increase of $2.2 million, or 18%, in the United States, compared to the corresponding period in fiscal 2003. Continued weakening of the US dollar against foreign currencies, primarily against the Euro, had a favorable effect on net sales of $8.8 million for the three-month period ended December 31, 2003. Net sales of laser products for macro applications for the three-month period increased by 16% to $36.1 as compared to the corresponding period in fiscal 2003. 14% of this increase represents the revenue recognized on the recently finalized technical license agreement and the remaining increase was primarily due to higher demand for our lasers for macro applications from the automotive industry including sub-suppliers. Net sales of lasers for marking and micro applications increased by 30% to $35.0 million for the three months ended December 31, 2003 as compared to the corresponding period in fiscal 2003. The increase in sales of lasers for marking applications can be attributed primarily to the continuing recovery in demand from the semiconductor and electronics industries during the period. The increase in sales of lasers for marking and micro applications can be attributed primarily to demand for our Starweld product series and our perforating laser series from various industries.

Gross Profit

Our gross profit of $27.8 million for the three months ended December 31, 2003 represents an increase of $5.4 million, or 24%, from the corresponding period in fiscal year 2003. As a percentage of sales compared to the corresponding three-month period in fiscal year 2003, gross profit remained unchanged at 39%. The high percentage margin was primarily a result of the favorable product mix, which included higher laser sales for marking and micro applications to the semiconductor and electronics industry. Gross profit was favorably affected by $2.3 million for the three-month period ended December 31, 2003 due to the continued weakening of the US dollar against foreign currencies, primarily against the Euro.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $14.0 million increased $2.1 million, or 18%, for the three-month period ended December 31, 2003, compared to the corresponding period in fiscal 2003, primarily due to increased sales activities world wide. Selling, general and administrative expenses, a significant portion of which are incurred in foreign currencies, were unfavorably affected by $1.6 million for the three-month period ended December 31, 2003 due to the continued weakening of the US dollar against foreign currencies, primarily the Euro.

Research and Development

We spent $5.0 million on research and development during the three-month period ended December 31, 2003. This represents an increase of 28% for the three-month period ended December 31, 2003, compared to the corresponding period in fiscal 2003 and is mainly attributed to the ongoing research and development work in the field of diode pumped solid-state lasers and CO2 lasers. Gross research and development expenses for the three-month period ended December 31, 2003 and December 31, 2002 were $5.3 million and $4.2 million, respectively, and were reduced by $0.3 million of government grants during each respective period. Research and development, a significant portion of which is conducted in Europe, and therefore incurred in foreign currencies, was unfavorably affected by $0.8 million for the three-month period in fiscal 2003, due to the continued weakening of the US dollar against foreign currencies.

Management’s discussion and analysis of financial condition and results of operations

Other Expense (Income)

Net other expense (income) of $(0.5 million) for the three-month period ended December 31, 2003 represents a change of $1.1 million compared to net other expense of $0.6 million in the corresponding period in fiscal 2003. The change in the three-month period is primarily attributable to higher unrealized exchange gains ($0.9 million) resulting from certain intercompany indebtedness and reduced ($0.3 million) net interest expense.

Income Tax Expense

Income tax expense of $3.4 million for the three-month period ended December 31, 2003 represents an effective tax rate of 39%, equivalent to the tax rate for the corresponding period in fiscal 2003. Income tax expense, a significant portion of which is incurred in foreign currencies, was unfavorably affected by $0.5 million for the three-month period ended December 31, 2003 due to the continued weakening of the US dollar against foreign currencies, primarily the Euro.

Net Income

As a result of the foregoing factors, the Company realized consolidated net income of $5.2 million for the three months ended December 31, 2003, which represents an increase of $1.7 million from the corresponding period in fiscal 2003. For the three months ended December 31, 2003, basic and diluted earnings per share equaled $0.43 and $0.41, respectively, based upon a weighted average of 12.0 million and 12.5 million common shares outstanding, as compared to basic and diluted earnings per share of $0.30, based on 11.6 million common shares outstanding for the same period in fiscal 2003.

Fiscal year ended 2003 compared to fiscal year ended 2002

Net Sales

Net sales of $257.7 million represents an increase of $35.8 million, or 16%, over the prior year. Net sales increased $41.4 million, or 25%, in Europe/Asia and decreased $5.6 million, or 10%, in the United States, as compared to the prior year. The US dollar weakened against foreign currencies, which had a favorable effect on net sales of $28.2 million. Net sales of laser products for macro applications increased by 17% over the prior year to $136.7 million, primarily due to a result of higher macro laser shipments to the machine tool industry. Net sales of lasers for marking and micro applications increased by 16% to $121.0 million compared to fiscal 2002, mainly as a result of slightly higher marking laser shipments to the semiconductor and electronics industry and higher micro laser shipments to the dental and jewelry industries.

Gross Profit

Our gross profit of $96.3 million increased by $17.5 million, or 22%, over the prior year. As a percentage of sales, gross profit increased from 36% to 37%. The higher percentage margin in fiscal 2003 was primarily a result of the overall change in the product mix and lower cost in relation to our high powered solid-state laser products. Gross profit was favorably affected by $7.7 million in fiscal 2003 due to the weakening of the US dollar.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.9 million, or 11%, to $51.3 million, compared to fiscal 2002 primarily due to the implementation of a new computer system within the German operations ($1.2 million) and severance expenses ($0.5 million). As a percentage of net sales, selling, general and administrative expenses decreased from 21% to 20%. Selling, general and administrative expenses were unfavorably affected by $5.3 million in fiscal 2003 due to the weakening of the US dollar.

Research and Development

We spent net $18.1 million on research and development, which represents an increase of $4.9 million, or 37%, over fiscal 2002 primarily due to ongoing research and development work mainly in the area of diode pumped solid-state lasers. Gross research and development expenses for fiscal 2003 and 2002 were $19.0 million and $14.3 million, respectively, and were reduced by $0.9 million and $1.1 million of government grants during the respective periods. We will continue to apply for, and expect to con-

Management’s discussion and analysis of financial condition and results of operations tinue receiving government grants towards research and development, especially in Europe. Research and development expenses were unfavorably affected by $2.5 million in fiscal 2003 due to the weakening of the US dollar.

Income Tax Expense

Income tax expense of $9.4 million in fiscal 2003 and $7.4 million in fiscal 2002 represent effective tax rates of 38.1% and 59.6%, respectively. The lower effective tax rate in 2003 is mainly due to a higher earnings basis, the elimination of non-deductible goodwill amortization, and the utilization of foreign tax credits.

Net Income

As a result of the foregoing factors, our net income of $15.3 million ($1.29 per diluted share) in fiscal 2003 increased by $10.3 million over the prior year’s net income of $5.0 million ($0.43 per diluted share). Currency translation decreased net income by $1.2 million, or 7%, of fiscal 2003 net income.

Fiscal year ended 2002 compared to fiscal year ended 2001

Net Sales

Net sales of $221.9 million represents an increase of $1.4 million, or 0.6%, over the prior year. Net sales decreased $11.8 million, or 7%, in Europe/Asia and increased $13.2 million, or 29%, in the United States, as compared to the prior year. The US dollar weakened against foreign currencies, which had a favorable effect on net sales of $4.3 million. Net sales of laser products for macro applications increased by 10% to $117.3 million, over the prior year, primarily due to higher macro laser shipments to the machine tool industry. Net sales of lasers for marking and micro applications decreased by 8% to $104.6 million compared to fiscal 2001, mainly as a result of lower marking laser shipments to the semiconductor and electronics industry.

Gross Profit

Our gross profit of $78.8 million decreased by $3.3 million, or 4%, over the prior year. As a percentage of sales gross profit decreased from 37% to 36%. The lower percentage margin in fiscal 2002 was primarily a result of the overall change in product mix and higher than anticipated costs in our laser diode related high-power laser products. Gross profit was favorably affected by $0.4 million in fiscal 2002 due to the weakening of the US dollar.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.6 million, or 11%, to $46.4 million, compared to fiscal 2001 primarily due to additional legal expenses to settle the outstanding patent infringement case ($2.3 million) and a write-off and an increase in the allowance for bad debts ($1.1 million), as a result of some large customers declaring bankruptcy in the current year. As a percentage of net sales, selling, general and administrative expenses increased from 19% to 21%. Selling, general and administrative expenses were unfavorably affected by $0.9 million in fiscal 2002 due to the weakening of the US dollar.

Research and Development

We spent net $13.2 million on research and development, a decrease of 10%, or $1.5 million, over fiscal 2001 primarily due to lower material costs and more man-power spent on cost of goods sold. Research and development spending is dependent on the latest technology changes and product life cycles, which can significantly impact spending volumes. Gross research and development expenses for fiscal 2002 and 2001 were $14.3 million and $16.0 million, respectively, and were reduced by $1.1 million and $1.2 million of government grants during the respective periods. Research and development expenses were unfavorably affected by $0.4 million in fiscal 2002 due to the weakening of the US dollar.

Management’s discussion and analysis of financial condition and results of operations

Income Tax Expense

Income tax expense of $7.4 million in fiscal 2002 and $11.0 million in fiscal 2001 represent effective tax rates of 59.6% and 60.3%, respectively. The effective tax rate exceeds the actual statutory rate (which ranges from 30% to 46%) principally due to minority interest and other permanent differences, non-deductible goodwill amortization and increases in the deferred tax asset valuation allowance, offset by the effect of changes in the tax law in the US.

Net Income

As a result of the foregoing factors, our net income of $5.0 million ($0.43 per diluted share) in fiscal 2002 decreased by $2.2 million over the prior year’s net income of $7.2 million ($0.62 per diluted share). As an effect of currency translation, net income decreased by $1.2 million, or 19%, of fiscal 2002 net income.

Quarterly financial highlights

The following table presents our unaudited quarterly results of operations for the six quarters ended December 31, 2003. Our quarterly results have varied in the past and can be expected to vary in the future. Our business also experiences seasonality. Typically, our net sales are sequentially lower during the fourth calendar quarter as a result of a shortened selling and manufacturing period due to the holiday season. However, on a year-to-year comparison basis, sales for the fourth calendar quarter grew by 22% between 2002 and 2003.

	Three Months Ended

	Sep. 30,	Dec. 31,	Mar. 31,	June 30,	Sep. 30,	Dec. 31,
	2002	2002	2003	2003	2003	2003

	(dollars in thousands except per share data)
Net Sales	$ 64,210	$ 58,144	$ 61,073	$ 64,467	$ 74,062	$ 71,058
Gross Profit	22,941	22,443	23,198	23,608	27,031	27,834
Income from Operations	5,416	6,315	6,188	5,797	6,985	8,380
Net Income	2,367	3,458	3,358	3,634	4,856	5,205

Net Income per Common Share
Basic	$0.20	$0.30	$0.29	$0.31	$0.41	$0.43
Diluted	$0.20	$0.30	$0.29	$0.30	$0.39	$0.41

Weighted Average Shares (000s)
Basic	11,552	11,557	11,557	11,742	11,861	11,978
Diluted	11,575	11,557	11,590	12,083	12,324	12,545

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity at September 30, 2003 and December 31, 2003 were cash and cash equivalents of $44.5 million and $43.4 million, respectively, an annually renewable $25.0 million line of credit with Deutsche Bank AG and several other lines of credit to support foreign subsidiaries in their local currencies in an aggregate amount of $39.1 million and $46.7 million, respectively (translated at the applicable exchange rate at September 30, 2003 and December 31, 2003). As of September 30, 2003 and December 31, 2003, $12.6 million and $13.4 million, respectively, was outstanding under the Deutsche Bank facility and $15.8 million and $17.6 million, respectively, under other lines of credit. Therefore, $35.7 million and $40.7 million, respectively, was unused and available under our lines of credit. There are no financial covenants which would restrict us from drawing money under these lines of credit.

Additionally, we have outstanding short-term and long-term debt with a German bank, which was used to finance part of the acquisition, and to refinance the existing debt, of Baasel Lasertech. At September 30, 2003 and December 31, 2003, $40.4 million and $26.9 million, respectively, were outstanding under this credit agreement.

Cash and cash equivalents increased by $24.2 million during fiscal 2003 and decreased by $1.1 million during the three months ended December 31, 2003. During fiscal 2003, approximately $25.9 million in

Management’s discussion and analysis of financial condition and results of operations cash and cash equivalents were provided by operating activities, primarily the result of net income and non-cash items, principally depreciation and amortization. Additionally, in fiscal 2003, operating cash flows were impacted by an increase in accrued liabilities resulting from a $6.1 million down payment for a technical license agreement, offset by a decrease in accounts payable resulting from the payment made to purchase the remaining shares of CBL. During the three months ended December 31, 2003, approximately $11.7 million in cash and cash equivalents were provided by operating activities, primarily as a result of improved net income. Additionally, during the three months ended December 31, 2003, operating cash flows were impacted by an increase in customer deposits, which increased accrued liabilities, and customer requested temporary delays in shipments coupled with a strategic increase in inventory (so that we are able to capitalize on quick sales). The remaining increase was a result of the timing of collections of receivables and payments for inventory purchased.

Uses of cash from investing activities totaled $3.3 million for the year ended September 30, 2003 and related primarily to various additions to property and equipment in connection with the expansion of our operations ($3.5 million) partially offset by the cash proceeds from the sale of fixed assets ($0.2 million). Uses of cash from investing activities totaled $0.9 million for the three months ended December 31, 2003 and related primarily to the acquisition of property and equipment during the period.

In fiscal 2003, net cash used in financing activities totaled $1.1 million and was primarily related to current period repayments of bank debt of $4.7 million and offset by an increase in stockholders’ equity of $3.7 million related to the issuance of additional common stock through the exercise of stock options. During the three months ended December 31, 2003, net cash used in financing activities totaled $13.8 million and was primarily related to current period repayments of bank debt of $15.2 million. This use of cash was offset by an increase in stockholders’ equity of $1.4 million related to the issuance of additional common stock through the exercise of stock options.

Management believes that the cash flow from operations, along with existing cash and cash equivalents and availability under our credit facilities and lines of credit, will provide adequate resources to meet both our capital requirements and operational needs through fiscal 2005.

The following table illustrates our short and long-term contractual obligations at September 30, 2003:

	Payments due by period (in thousands)

Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt obligations	$33,052	$ —	$32,803	$ 249	$ —
Capital lease obligations	259	142	109	8	—
Operating lease obligations	17,960	4,766	8,209	3,141	1,844
Purchase obligations	27,422	27,422	—	—	—
Other long-term liabilities reflected on our balance sheet	75	—	49	26	—

Total	$78,768	$32,329	$41,171	$3,424	$1,844

Currency Exchange Rate Fluctuations

Although we report our consolidated financial statements in US dollars, for the three months ended December 31, 2003, approximately 74% of our sales were denominated in other currencies, primarily the Euro, British pound, Singapore dollar, Taiwanese NT dollar, Korean won and Japanese yen. Net sales and costs and related assets and liabilities are generally denominated in the functional currencies of the operations, thereby serving to reduce our exposure to exchange gains and losses.

Exchange differences upon translation from each operation’s functional currency to US dollars are accumulated as a separate component of equity. The currency translation adjustment component of stockholders’ equity had the effect of increasing total equity by $13.1 million at December 31, 2003 as compared to $6.7 million at September 30, 2003. The currency translation adjustment component of stockholders’ equity had the effect of increasing total equity by $6.7 million at September 30, 2003 and decreasing total equity by $6.2 million at September 30, 2002.

Management’s discussion and analysis of financial condition and results of operations

The fluctuation of the Euro and the other relevant functional currencies against the US dollar has had the effect of increasing or decreasing (as applicable) reported net sales, as well as cost of goods sold and gross margin and selling, general and administrative expenses, denominated in such foreign currencies when translated into US dollars as compared to prior periods.

The following table illustrates the effect of the changes in exchange rates on our fiscal 2001, 2002 and 2003 net sales, gross profit and income from operations.

	Fiscal 2001		Fiscal 2002		Fiscal 2003		Three months ended December 31, 2003

	Actual	At 2000 Exchange Rates	Actual	At 2001 Exchange Rates	Actual	At 2002 Exchange Rates	Actual	At Dec. 31 2002 Exchange Rates

					(in millions)
Net sales	$220.6	$234.7	$221.9	$217.6	$257.7	$229.5	$71.1	$62.3
Gross profit	82.1	86.4	78.8	78.4	96.3	88.5	27.8	25.5
Income from operations	21.2	21.9	15.4	16.3	25.3	25.3	8.5	8.5

Between December 31, 2002 and December 31, 2003, the Euro yearly average exchange rate strengthened against the US dollar by approximately 16%. The impact of this strengthening was to increase net sales and gross profit by $8.8 million and $2.3 million, respectively, because approximately 74% of sales are denominated in other currencies, primarily the Euro. However, because more than 74% of operating expenses are also denominated in these other currencies, this same strengthening of the Euro had the effect of increasing operating expenses and thereby decreasing income from operations by $0.1 million.

Between fiscal years ended 2003 and 2002, the Euro yearly average exchange rate strengthened against the US dollar by approximately 15%. The impact of this strengthening was to increase net sales and gross profit by $28.2 million and $7.8 million, respectively, because approximately 75% of sales are denominated in other currencies, primarily the Euro. However, because more than 75% of operating expenses are also denominated in these other currencies, this same strengthening of the Euro had the effect of increasing operating expenses, thereby having no impact on income from operations.

Between fiscal years ended 2002 and 2001, the Euro yearly average exchange rate strengthened against the US dollar by approximately 4%. The impact of this strengthening was to increase net sales and gross profit by $4.3 million and $0.4 million, respectively, because approximately 67% of sales are denominated in other currencies, primarily the Euro. However, because more than 67% of operating expenses are also denominated in these other currencies, this same strengthening of the Euro had the effect of increasing operating expenses and thereby decreasing income from operations by $0.9 million.

Between fiscal years ended 2001 and 2000, the Euro yearly average exchange rate weakened against the US dollar by approximately 8%. The impact of this weakening was to decrease net sales, gross profit and income from operations by $14.1 million, $4.3 million and $0.7 million, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for trading purposes.

Interest Rate Sensitivity

At September 30, 2003, we had $26.4 million of six-month adjusted interest rate debt, $18.1 million of annually adjusted interest rate debt and $24.3 million of fixed rate debt of which $35.8 million is due in 2004, $28.4 million is due in 2005, $3.9 million is due in 2006 and $0.7 million in 2007. A 10% change in the variable interest rates of our debt would result in an increase or decrease in pre-tax interest expense of approximately $0.1 million.

Management’s discussion and analysis of financial condition and results of operations

At December 31, 2003, we had $27.9 million of six-month adjusted interest rate debt, $27.8 million of annually adjusted interest rate debt and $2.3 million of fixed rate debt of which $7.9 million is due in 2004, $44.9 million is due in 2005, $4.2 million is due in 2006, $0.7 million in 2007 and $0.3 million in 2008. A 10% change in the variable interest rates of our debt would result in an increase or decrease in pre-tax interest expense of approximately $0.2 million.

Foreign Currency Exchange Risk

We enter into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of our foreign currency risk on sales transactions. At September 30, 2003 and December 31, 2003, we held Japanese yen forward contracts with notional amounts of Euro 1.2 million and Euro 0.7 million and Euro forward exchange options with notional amounts of $5.2 million and $2.7 million, respectively. At September 30, 2003 we also held Japanese yen forward contracts with notional amounts of $0.1 million. The gains or losses resulting from a 10% change in currency exchange rates would not be material. Additionally, the Company entered into currency and interest swap agreements of Swiss franc to minimize the interest expense on long-term debt. As of September 30, 2003 and December 31, 2003, an amount of 17.2 million Swiss franc (equivalent to $13.5 million based on the exchange rate at September 30, 2003) and 33.6 million Swiss franc (equivalent to $26.9 million based on the exchange rate at December 31, 2003), respectively, were outstanding under these swap agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We had sales to our minority shareholder in Japan amounting to $1.6 million, $2.6 million and $1.2 million in fiscal years 2003, 2002 and 2001, respectively.

Our sales to related parties have generally been on terms comparable to those available in connection with sales to unaffiliated parties.

The main facility in Starnberg is rented under a 25-year operating lease from Mr. Carl Baasel, the former minority shareholder of CBL, who is also a member of our board of directors, and includes a clause to terminate the lease contract within a two-year notice period during the contract period. We paid rent expense of $0.5 million and $0.4 million to Mr. Baasel during fiscal years 2003 and 2002, respectively.

We have accrued $1.0 million at September 30, 2003 ($0.9 million at September 30, 2002) for the option purchase prices for the minority interest in RBE, and $0.3 million was accrued for accumulated interest on this obligation (see Note 1 to the accompanying financial statements). These amounts are included in “Accounts payable to related party” in the accompanying consolidated balance sheet. The corresponding interest on this obligation ($82,000 in 2003 and $81,000 in 2002) is included in “Interest expense” in the accompanying consolidated statement of operations.

We had accrued, at September 30, 2002, $6.2 million for the option purchase price for the minority interests in CBL and $0.2 million for accumulated interest on this obligation. Effective December 31, 2002, the minority shareholder resigned from the limited partnership and the remaining shares of CBL were purchased in January 2003 for the fixed price of Euro 6.3 million ($6.2 million at the December 31, 2002 exchange rate).

Accounts payable to related party also includes short-term loans from the minority shareholders of Dilas of $0.2 million at September 30, 2003.

We believe that all transactions noted above have been executed on an arm’s-length basis. Except for the foregoing, no director, officer, nominee director, 5% holder of the Company’s shares, or immediate family member, associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of fiscal 2002 or has any material interest, direct or indirect, in any proposed transaction, having a value of $60,000 or more.

Indebtedness of Officers and Directors

Since the beginning of fiscal 2002, there has been no indebtedness to us by any director or officer or associates of any such person, other than reimbursements for purchases, for ordinary travel and expense advances and for other transactions in the ordinary course of business.

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COMPANY OVERVIEW

We are a global leader in the design, development, engineering, manufacture and marketing of laser-based products used for material processing, including cutting, welding and marking of a wide range of materials. Lasers are a non-contact technology for material processing which have several advantages compared to conventional manufacturing tools used in industrial applications. Our lasers deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into a customer’s production process.

Through our global manufacturing, distribution and service network, we provide a comprehensive range of laser sources and laser-based system solutions to our principal target markets: the machine tool, automotive, and semiconductor and electronics industries. We sell principally to end-users and to original equipment manufacturers (“OEMs”) that integrate our laser sources with other system components. Many of our customers are among the largest global participants in their respective industries. During fiscal 2003, 21% of our sales were in North America, 65% were in Europe and 14% were in Asia. For the three months ended December 31, 2003, 20% of our sales were in North America, 59% were in Europe and 21% were in Asia.

COMPETITIVE STRENGTHS

We attribute our strong market position and long-standing customer relationships to several competitive strengths:

•	Laser Technology Expertise and Product Innovation. We believe our advanced laser technology expertise provides us with a competitive advantage in responding to our customers’ evolving manufacturing needs by designing and manufacturing high-performance laser products and solutions. Our laser products feature compact design, high processing speed, superior reliability and low maintenance requirements. Additionally, we believe our advanced, patent-protected, diffusion-cooled technology, which we use in our CO2 Slab lasers, is superior in the industry due to its high beam quality, low operating costs and reduced service requirements.

•	Sophisticated Applications Development. We believe our long-standing customer relationships are built upon our sophisticated laser applications development capabilities. Since our inception, we have pioneered many important new laser applications that have increased the adoption of laser technology in industrial manufacturing applications and improved our customers’ manufacturing operations. Applications we have developed include the welding of tailored blanks (a technique used in car body welding), metal tubes and diamond-tipped saw blades. Through our ongoing applications development program, we have developed a substantial applications database that enables us to continuously advance and expand our applications and product suite.

•	Broad Product Range. We distinguish ourselves from the majority of our competitors who specialize in only one or two of the three principal laser technologies for material processing by offering our customers CO2, solid-state and diode laser sources and solutions in a variety of configurations and options. The breadth of our product offerings gives us the flexibility to meet a wide range of our customers’ material processing requirements, from cutting and welding thick metal sheet to micro-cutting and welding electronic components to marking of integrated circuits. This positions us better than our competitors to capture additional orders from our customers. In addition, we believe our broad product range gives us a competitive advantage in view of the trend among our industrial customers to consolidate their supplier base.

•	Product Quality. We have established ourselves as a high-quality and trusted supplier to our customers. We offer our customers laser sources and systems with specifications that improve manufacturing performance and reliability by using a high quality, consistent and repeatable manufacturing process. We also provide after-sales parts and service for our products for a period of at least 10 years. We share a common objective with our customers of pursuing internationally recognized manufacturing and product quality standards.

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•	Global Platform. Our global footprint and distribution channels enable us to sell our laser products to customers and markets located throughout the world. Through our manufacturing capabilities in the United States, Germany, United Kingdom, Singapore and Japan as well as our global distribution and service network, we offer our laser products in approximately 35 countries. We continuously expand our local service and support platform to serve multinational customers in new geographic regions, enabling us to rapidly and effectively respond to the ongoing needs of our international customers.

•	Diverse Customer and End-Market Mix. Our laser products are used by companies in diverse industries located throughout the world. As of September 30, 2003, we had over 2,500 customers spanning the automobile, machine tool, semiconductor and electronics, consumer, aerospace, medical, jewelry, job shop and dental industries, among others, and we continually seek new opportunities to grow our customer base while expanding into new markets and geographic regions. Many of our customers are among the largest global participants in their respective industries and no single customer accounted for more than 10% of total sales in any of the three fiscal years ended September 30, 2003.

•	Comprehensive Customer Service. We are committed to a superior level of customer service from initial application design and development through final system installation and after-sale technical and product support. Following installation, we frequently provide customized training to our customers’ personnel and support our products with a knowledgeable staff of over 250 customer service representatives worldwide, including 175 field-based employees in over 50 countries. We believe our customer service support organization is one of the largest among manufacturers of lasers for material processing applications.

BUSINESS STRATEGY

Our business objective is to maximize shareholder value through growth in revenues and profitability. We intend to capitalize on the opportunities in our industry and achieve our objectives by executing the following strategy:

•	Develop New Laser Products through Technological Innovation. Product innovation in response to evolving customer needs for increased output power, greater penetration and higher processing speeds is a key component of our strategy. We are currently focusing our research and development activity on increasing the output power of our CO2/diffusion-cooled Slab lasers and modernizing our line of high-power fast flow CO2 lasers. We are also further expanding our series of end-pumped solid-state lasers for marking and micro applications and we are actively engaged in the development of diode-pumped solid-state lasers based on a new “disc design” concept. Our objective is that this new solid-state laser technology will be capable of performing heavy industrial material processing applications, as well as fine cutting and fine welding applications, more precisely than previously possible.

•	Focus on New Markets and Applications. While we intend to continue to focus our sales and marketing activities on the machine tool, automotive and semiconductor and electronics industries, we have also begun focusing on new markets and applications. Examples of new markets include medical instruments, components for medical instruments and the packaging industry. In addition, we are looking to capitalize on opportunities for marketing new applications for existing laser technologies. Examples of new applications include the use of high-power CO2 lasers in the car body assembling process, fine-welding and micro-soldering for the semiconductor and electronics industry, perforating foils for the packaging industry, and laser marking in the low-end marking market.

•	Capitalize on Our Global Presence to Attract New Customers. We intend to capitalize on our customer base and the presence of our manufacturing, sales and service operations in the three principal geographic markets in which our customers operate (North America, Europe and the Asia/Pacific region) to increase market share in our existing industrial and geographic markets. We believe our global manufacturing, distribution and service network allows us to be more responsive to customers’ needs and positions us to expand into additional promising markets that offer high long-term potential for growth, such as China.

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•	Offer Customized Solutions Based on Standard Platforms. Based on a focused number of product families comprised of standardized laser sources, we offer a wide range of laser applications and develop customized solutions. For our marking customers, we combine our standard laser marker with customized parts handling and software. For our micro applications customers, we deliver our standard laser sources in different customized packages. We believe that this product strategy has contributed to increases in product sales and we intend to continue offering focused customization services while pursuing initiatives to standardize our core products so as to lower our production costs and continue to improve our profitability.

•	Acquire Complementary Business Operations or Products. Since 1997, we have completed six acquisitions, including our acquisitions of Dilas (1997), the assets of Palomar Technologies UK Ltd. (1998), Rasant Alcotec GmbH (1999), Baasel Lasertech (2000), Z-Laser S.A. (2001) and 90% of Optoskand AB, and have successfully integrated these acquired businesses into the Rofin group. We believe that, collectively, these acquisitions have contributed to our worldwide expansion and strengthened our position in the fine cutting and fine welding and perforating markets (micro applications). We will continue to seek opportunities to make value-based acquisitions that complement our business operations, broaden our product offerings, or provide access to new geographical markets.

THE INDUSTRIAL LASER MARKET FOR MATERIAL PROCESSING

Over the past 30 years, lasers have revolutionized industrial manufacturing and have been used increasingly to provide reliable, flexible, non-contact and high-speed alternatives to conventional technologies for processing various kinds of metal and non-metal materials in a broad range of advanced manufacturing applications.

According to the January 2004 Optoelectronics Report, the global market for non-diode lasers was approximately $1.8 billion in 2003. We operate primarily in the materials processing segment of the non-diode market, which had total revenues in 2003 of $1.2 billion.

LASER TECHNOLOGY

Lasers were first developed in the early 1960s in the United States. The term “laser” is an acronym for “Light Amplification by Stimulated Emission of Radiation,” a physical process by which light of a uniform wavelength is focused and amplified. A laser has three main components: (1) a laser medium (gas, liquid, solid, semiconductor); (2) an external energy source consisting of electricity, a lamp or a laser diode; and (3) a resonator with parallel mirrors, one of which is partly transparent. A laser works by causing the energy source to excite (pump) the lasing medium, which converts the energy from the source into an emission consisting of particles of light (photons). These photons stimulate the release of more photons, as they are reflected between the two mirrors, which form the resonator. The resulting build-up in the number of photons is emitted in the form of a laser beam through an output port or “window.” By changing the energy and the lasing medium, different wavelengths and types of laser light can be produced. The laser produces light from the lasing medium to achieve the desired intensity, uniformity and wavelength through a series of reflective mirrors. The heat generated by the excitation of the lasing medium is dissipated through a cooling mechanism, which varies according to the type of laser technology.

Lasers are used for material processing because of the excellent focusability of laser beams. When focused through lenses and mirrors, the energy density in the focus spot is so high that metals and other materials can be melted and vaporized. The principal factors that distinguish different types of lasers and determine the particular laser suitable for a specific application are pulse duration, wavelength, output power, spatial coherence and cost per watt of laser power. The three principal types of laser technologies used for material processing are CO2 lasers, solid-state lasers and diode lasers.

CO2 lasers, which use CO2 gas as the lasing medium, are divided into high-power (above 500W) and low-power (below 500W) applications. There are two methods for CO2 excitation, radio frequency (“RF” or “HF”) and direct current (“DC”) excitation. Most high-power CO2 lasers are based on gas flow, by which a continuous supply of fresh laser gas flows through the laser cavity to create the energy necessary for excitation. Due to their ability to generate comparatively high levels of continuous wave

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(“CW”) power, CO2 lasers are a particularly attractive laser medium for material processing applications. Material processing applications for CO2 laser sources vary according to the power output and configuration of the laser system. The primary applications for high-power CO2 lasers are cutting and welding of metal. Low-power CO2 lasers are used principally for marking, cutting and engraving of non-metal materials. While both low- and high-power CO2 lasers are used for cutting, the materials they are used to process and their physical size can vary significantly.

Solid-state lasers use flash lamps or laser diodes as the source of excitation and are referred to as “flash-lamp pumped” or “diode pumped.” The lasing medium is a solid-state Neodymium Yttrium Aluminum Garnet (Nd:YAG) crystal rod. The Nd:YAG crystal rod and the flash lamps are positioned in a cavity, which is either a gold or a ceramic reflector. The output power is determined by the size of the rod and by the number of cavities within the laser resonator. Typical output powers vary from 50W to 6,000W. Solid-state lasers can be run in either a pulsed or continuous wave manner. Marking applications generally require higher pulsing frequencies which are achieved by inserting a Q-switch, which is a fast electro-optical shutter, into the laser resonator, enabling frequencies to be switched up or down in multiples of 10kHz at a time. Recent development efforts in the area of solid-state lasers have focused on the new “disc-design” concept. In the “disc design” the lasing medium has the form of a thin crystal disc, which is excited by laser diodes in an optical multipass configuration.

Diode lasers involve the production of laser light in a special semiconductor structure on a Gallium Arsenide (GaAs) basis. A typical 10mm long diode laser bar contains approximately 25 single laser emitters. When mounted on a specially-designed, highly-efficient heat sink, a diode bar is able to produce up to 50W of laser output power. A single high-power diode module consists of: (1) a semiconductor wafer bar; (2) a micro channel cooling device, on which the laser bar is mounted; and (3) a micro-lens system, which is mounted in front of the laser bar and which collimates the laser beam in the high divergent optical axis. Power can be increased by stacking several diode modules on top of each other. Through optical combination of such stacks, output power in the kilowatt range can be achieved. Diode lasers typically have larger spot diameters when focused, and are typically used for surface treatment, soldering and plastic welding.

CURRENT INDUSTRY APPLICATIONS

The industrial laser market for material processing generally encompasses the use of CO2 lasers, solid-state lasers and diode lasers in highly automated manufacturing or production processes. The laser source is typically integrated into a laser system which includes a power supply, fixed optic (in the case of a CO2 laser-based system) or flexible fiber-optic beam delivery system, control software, robotics, machine vision, motion control and parts handling, and typically comprises 20%-50% of a total material processing system’s cost. To date, the three principal categories of industrial users of lasers for material processing have been the machine tool, automotive (including both automobile manufacturers and automotive suppliers) and semiconductor and electronics industries. Other end-markets also use laser technology to improve manufacturing processes and reduce costs, including the aerospace, consumer, medical, job shop, jewelry and dental markets.

We believe that industrial end-users in each of our target markets will continue to make capital investments in laser technology to streamline production methods, increase production line flexibility and lower overall costs. We believe the trend toward increased adoption of laser technology, together with our continued focus on developing new applications for laser sources and laser marking products, will provide us with significant opportunities for long-term growth in the machine tool, automotive and semiconductor and electronics industries, as well as the expanding range of additional end-markets we serve.

Currently, there are three main material processing applications for which lasers are used: (1) cutting; (2) welding; and (3) marking. Other applications include surface treatment (cladding and alloying), drilling, soldering, rapid prototyping and laser-assisted machining.

Cutting Applications. Laser-based cutting technology has several advantages versus alternative technologies. Laser cutting is fast, flexible, highly precise and can be used to cut complex contours on flat, tubular and three-dimensional materials. The laser source can be easily programmed to process many

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different kinds of materials (steel, aluminum, brass, copper, wood, glass, ceramics and plastics) at various thicknesses. Laser cutting technology is a non-contact, no-wear process that is easy to integrate into an automated production line.

Welding Applications. Laser welding offers several important advantages as it is non-contact, easy to automate, provides high process speed and results in narrow-seamed, high quality welds that generally require little, if any, post-processing machining. Parts can be accurately machined before welding because laser welding does not overly heat up or otherwise damage or distort the material being processed. As with lasers used for cutting applications, lasers can be used to weld a wide variety of materials of different thicknesses.

Marking Applications. With the increasing need for source traceability, component identification and product tracking as a means to reduce product liability and prevent falsification, industrial manufacturers increasingly are demanding marking systems capable of applying serialized alphanumeric, graphic or bar code identifications directly onto their manufactured components. In contrast to conventional acid-etching and ink-based technologies to mark manufactured parts, lasers can mark a wide variety of metal and non-metal (wood, glass and plastic) surfaces at high speed without contact by changing the surface structure of the material or by engraving. Laser marking systems can be easily integrated into a customer’s production process and do not subject the item being marked to mechanical stress. In addition, these systems avoid the mechanical problems associated with ink-based technology (e.g., clogging, drying time delay and ink-bottle replacement) and the waste disposal issues related to acid-etching.

In the semiconductor industry, lasers are typically used to mark wafers and integrated circuits. In the electronics industry, lasers are typically used to mark electrical components such as contactors and relays, printed circuit boards and keyboards. With the increase in marking speed in the last few years, laser marking has decreased in cost, improving the price/performance characteristics of this technology, and is increasingly displacing ink-based etching and engraving installations.

OUR LASER PRODUCTS

We distinguish ourselves from the majority of our competitors who specialize in only one or two of the three principal laser technologies for material processing by offering our customers CO2, solid-state and diode laser sources and solutions in a variety of configurations and options. As a technological leader in CO2 lasers, solid-state and diode lasers, we are able to meet a broad range of our customers’ material processing requirements. Our lasers all deliver a high-quality beam at guaranteed power outputs and feature compact design, high processing speed, flexibility, low operating and maintenance costs and easy integration into the customer’s production process. Our engineers and other technical experts work directly with the customer in our applications centers to develop and customize the optimal solution for the customer’s manufacturing requirements.

We currently offer a comprehensive range of laser products and related services for three principal material processing applications:

•	cutting and welding (macro applications);
•	fine cutting and fine welding and perforating (micro applications); and
•	marking.

In addition to offering laser systems for certain specialized niche applications, we work directly with our customers to develop and customize optimal solutions for their unique manufacturing requirements. In developing our laser-based solutions, we offer customers our expertise in:

•	product development and manufacturing services based on more than 25 years of laser technology experience and applications know-how;
•	applications and process development, which means developing new laser-based applications for manufacturing customers and assisting them in integrating lasers into their production processes;
•	systems engineering, which means advising customers on machine design, including tooling, automation and controls for customers in need of “turn-key” solutions; and

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•	extensive after-sales support of our laser products, including technical support, field service, maintenance and training programs, and rapid spare parts delivery.

The following table sets forth our net sales of laser products used for macro applications and of laser products used for marking and micro applications in fiscal 2001, 2002, and 2003 and the first quarter of fiscal 2004:

				Three months
				ended
	Year ended September 30,			December 31,

Product Category*	2001	2002	2003	2003

		(in thousands)
Laser macro products	$ 106,615	$ 117,341	$ 136,715	$ 36,129
Laser marking and micro products	113,942	104,607	121,031	34,929

	$ 220,557	$ 221,948	$ 257,746	$ 71,058

*	For each product category, net sales includes sales of service (including training, maintenance and repair) and spare parts.

The laser sources sold by us consist of a laser head (containing the lasing medium, resonator, source of excitation, resonator mirrors and cooling mechanism), power supply, and microcontroller (for control and monitoring). For a more detailed discussion of the components of a laser source, see “Laser Technology.” Products are offered in different configurations and utilize different design principles according to the desired application.

The following table sets forth our product categories by principal markets and principal applications:

Product Category	Principal Markets	Principal Applications

Laser macro products	Machine tool Automotive	Cutting and welding of metals Cutting and welding of metals
Laser micro products	Dental and jewelry Paper	Spot welding Perforating of cigarette tip paper
Laser marking products	Semiconductor and electronics Automotive	Marking of integrated circuits Marking of labels and car instruments

Laser Products For Cutting And Welding—Macro

Our business strategy for our macro laser business is to grow our revenues by:

•	increasing our market share in our existing CO2 laser market through increased sales of our low- and high-power diffusion-cooled Slab lasers;

•	developing diffusion-cooled Slab lasers with higher output power to achieve higher welding depths and faster speeds and thereby widen their potential usage;
•	further developing the remote welding system concept;
•	continuing ongoing product engineering for our diode-pumped, rod type solid-state lasers to further penetrate the market; and
•	focusing on the development of a diode-pumped, solid-state disc laser for precise material processing and further increase of the output power of this laser type for heavy automotive applications.

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Our family of CO2 laser products for macro applications, and their principal markets and applications, are discussed below.

Laser Series	Power Range	Mode of Excitation	Principal Markets	Applications

DC Slab Series	1.0kW – 5.0kW	High Frequency	Machine tool	Cutting and welding
HF / RF Series	4.0kW – 8.0kW	High Frequency	Automotive	Welding
TR Series	2.0kW – 12.0kW	Direct Current	Machine tool	Cutting and welding
SC Series	100W – 300W	High Frequency	Machine tool	Cutting and marking

We believe that we are the only laser manufacturer of diffusion cooled, Slab-based lasers in the high-power range. In the DC Slab Series laser design, a radio-frequency excited gas discharge occurs between two water-cooled electrodes that have a large surface area that permits maximum heat dissipation. The core diffusion-cooled technology is protected by two patents, and we have exclusive license rights to this technology on a worldwide basis for power levels above 500W for material processing applications. Our current focus with respect to our Slab Series lasers is on continuing to both increase power output and further reduce manufacturing costs in order to achieve more attractive pricing. Principal markets for the Slab Series lasers are the machine tool and automotive industries.

Our HF Series lasers combine proven cross-flow design principles with modern high-frequency discharge excitation technology. We ship this product predominantly to customers in the automotive industry, and their sub-suppliers, in the United States and Europe, where it has been used in a significant number of welding applications, including transmissions, tailored blanks, steel tubes and many other car parts and components. The RF Series uses the fast-axial flow technology from our TR Series in combination with radio-frequency excitation and is especially designed for thick metal cutting.

Our TR Series fast-axial flow CO2 laser is used for both cutting and welding applications. In the fast-axial flow principle, the gas discharge occurs in a tube in the same direction as the resonator, through which the laser gas mixture flows at a high speed. TR Series products are used primarily by the machine tool industry.

Our SC Series diffusion-cooled CO2 lasers are developed and produced by Rofin-Sinar UK Ltd. The SC Series are sealed-off lasers, which are also based on the Slab laser principle used for the DC Slab Series. The lasers are used for cutting and marking applications. Principal markets are the machine tool and packaging industries.

Our family of solid-state laser products for macro applications, and their principal markets, are discussed below.

Laser Series	Power Range	Mode of Excitation	Principal Markets	Applications

DY Series	550W–6.0kW	LaserDiodes	Automotive	Cutting and welding

Our DY Series of continuous wave solid-state lasers are designed exclusively for use with flexible fiber-optic beam delivery systems, making them particularly well-suited for integration into complex production systems for cutting and welding applications. The key competitive advantages of the DY Series lasers are the fact that they are diode-pumped and that they are designed to allow multiple power output configurations. These configurations include continuous wave, pulsed and power ramping modes, which allows us to address a wide range of customer applications. Power ramping is particularly suited for achieving smooth welds and avoiding cracks during the welding process. In addition, several features of the DY Series laser such as the simple modular resonator design, easily accessed power supply and PC-based controller equipped with a modem, which allows communication with a remote service center, are designed for easy maintenance. The diode pumping technology is characterized by high beam quality and high efficiency. These lasers are used principally in the automotive industry.

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Our family of diode laser products for welding, soldering and surface treatment applications, and their principal markets, are discussed below.

Laser Series	Power Range	Mode of Excitation	Principal Markets	Applications

Diode Lasers	10W – 6.0kW	Direct Current	Electronics Machine tool	Soldering Surface hardening

Our diode lasers are designed to meet the requirements of a wide range of welding, soldering, and surface treatment applications. Our high-power laser diodes can be stacked into arrays achieving output powers in the multiple kilowatt range. In addition to their use in the automotive, machine tool and electronics markets, these lasers are also sold into the medical device and research markets. Additionally, laser diodes are sold as components both internally and externally.

Laser Products For Marking Applications—Marking

We entered the laser-marking business in 1989 when we acquired Laser Optronic GmbH from Coherent General Inc. and designed and introduced the “PowerLine” laser marker. Since then we have developed a broad line of leading laser markers that deliver optimal marking quality and speed on a wide range of materials. Our advanced design and manufacturing capabilities in fiberoptic beam delivery systems allow us to offer flexible laser marking systems and easy laser integration for complex production processes, without compromising marking quality, contrast or speed.

We build our own solid-state laser sources and utilize our own proprietary marking software, Visual Laser Marker and LaserCAD, that enable us to tailor our marking solutions to a customer’s unique requirements. Our in-house software engineering group works with customers, particularly in the automotive and semiconductor industries, that have enterprise-wide computer networks linking production facilities in disparate geographic locations and that desire customized network interface solutions. Our laser marking products also incorporate high value-added software that enable them to efficiently interface with a customer’s computers and support a broad range of network communications protocols.

We believe that the following factors have contributed to the growth that we have experienced in the laser marking business:

•	our ability to tailor our laser marking solutions to the customer’s requirements;
•	our expertise in solid-state laser beam power, mode structure and high frequency switching capability, which provides optimal marking quality (in terms of marking contrast and speed) on a wide variety of materials;
•	our expertise in the design and manufacture of fiberoptic beam delivery systems, which allows us to offer flexible laser marking systems and easy laser integration for complex production processes, without compromising marking quality, contrast or speed; and
•	our proprietary software, Visual Laser Marker and LaserCAD software, and other know-how that enable our laser marking products to interface with a customer’s computers and support a broad range of network communications software.

Our business strategy for our laser marking business is four-fold:

•	to expand our position in the worldwide laser marking market, with a particular focus on the automotive and semiconductor and electronics industries;
•	to capitalize on our installed base of CO2 and Nd:YAG laser customers, primarily in the automotive industry, and to cross-sell our marking products to these same customers;
•	to widen the product range and sales coverage of our VectorScan product, which produces laser marking on the moving object (“on-the-fly”) of consumer goods by synchronizing object speed galvo-head movement; and
•	to develop a compact, stand-alone laser marker targeted at the low-end portion of the laser marking market.

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Our family of laser marking products is as follows:

Laser Series	Power Range	Mode of Excitation	Principal Markets	Applications

PowerLine/ StarMark Series	10W – 130W	Flash Lamp or Laser Diodes	Semiconductor and electronics	Integrated circuits marking

CombiLine/ StarMark Systems	10W – 130W	n.a.	Automotive	Label marking

MultiScan/ VectorScan	100W	High Frequency	Packaging	Consumer goods marking

PowerLine/StarMark Series. Our standard PowerLine and StarMark laser marking products consist of a CO2 or solid-state laser in the range of 10W to 130W, a galvo-head, a personal computer with state-of-the-art processor, and our proprietary Visual Laser Marker and LaserCAD software. The modular design of the PowerLine and StarMark markers enable customers to order the most suitable configuration for their production processes or systems (e.g., OEM-customers may order the laser head, power supply, and laser cooling assembly plates as subassemblies without the cabinet for easier integration into the handling system specified by the end-user). The PowerLine and StarMark solid-state lasers incorporate either a dual or single lamp ceramic cavity design using “long-life” lamps or diode modules, both of which result in higher output power (and therefore higher marking speeds), higher energy efficiency (and therefore reduced operating costs), high beam quality (and therefore constant and reliable marking quality), and longer service intervals. Our proprietary Visual Laser Marker and LaserCAD software provide operators with a user-friendly desktop publishing environment that allows them to manipulate fonts, import graphics, preview marking and control all laser parameters and job programs. Special options and accessories include a double-marking head allowing marking speeds of up to 1,200 characters per second in certain applications (most notably marking of integrated circuits), as well as beam-switching and beam-splitting options for marking of products in multiple production lines using a single laser. Their main application, among a wide variety of possible applications, is the marking of plastics and smart cards in the semiconductor and electronics industries.

CombiLine/StarMark Systems. Built on a modular design, the CombiLine and StarMark Systems consist of a PowerLine or StarMark laser marker that can be combined with a variety of parts handling systems developed by us, including: motor-driven positioning tables, foil handling systems for marking labels, conveyor belts and pick-and-place systems. These allow the CombiLine and StarMark Systems to be customized as a turn-key system.

MultiScan and VectorScan. These dot matrix and vector scanning markers utilize a 100 watt sealed-off CO2 laser (SC Series) and feature the ability to mark components that are moving at high speeds. The principal market is the packaging industry.

Laser Products For Fine Cutting, Fine Welding And Perforating Applications—Micro

After the acquisition of Baasel Lasertech we formed a separate sales and marketing group focused on micro applications. This group markets and sells a broad range of laser products, including lamp-pumped pulsed solid-state lasers for various spot welding and fine cutting applications, CO2 Slab lasers for perforating applications, Q-switched solid-state lasers for surface structuring and diode lasers for soldering and plastic welding applications. Relying on our many years of experience in perforating cigarette paper, we are pursuing new perforating applications in the packaging industry.

Our business strategy for our micro applications business is to:

•	further increase our share of the manual spot welding market in the jewelry and dental industries and develop customers in other industries that use a similar product and technology for industrial applications, such as tool repair;

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•	focus on manufacturers of medical instruments and components for medical instruments using our installed base of laser stent cutting systems in this industry;
•	increase our sales of perforating systems to the packaging industry for applications like easy-tear and special perforated foils for food packaging that allow the transfer of air and keep moisture in packaged goods; and
•	develop a new market for plastic welding applications.

Our family of laser products for micro applications is as follows:

Laser Series	Power Range	Mode of Excitation	Principal Markets	Applications

StarWeld Series	20W – 500W	Flash Lamp	Dental, Jewelry	Spot welding

StarCut Series	150W – 300W	Flash Lamp	Medical	Fine cutting

PerfoLas Systems	n.a.	n.a.	Paper	Perforating

StarShape Systems	n.a.	n.a.	Perforating	Perforating

StarWeld Series. Our standard StarWeld laser products consist of pulsed solid-state lasers in the range of 20W to 500W. Although the StarWeld Series has a wide variety of possible applications, their main application is the fine-welding of jewelry and dental parts. Principal markets for these lasers are medical devices and the jewelry industry.

StarCut Series. Our StarCut laser products use pulsed solid-state lasers in the range of 150W to 300W. Their main application is the fine cutting of medical devices and integrated circuits. Principal markets for these lasers are medical devices and the semiconductor and electronics industries.

PerfoLas Systems. The PerfoLas Systems consist of a high-power CO2 laser and a specially designed beam delivery and paper handling system that includes a laser beam splitter (PerfoLas Multiplexer) which allows customers to drill more than 500,000 holes per second into paper or foils. The main application for these lasers is perforation of cigarette tip paper.

StarShape Systems. The StarShape Systems consist of a CO2 or solid-state laser in combination with a galvo-head and is used for precise cutting, drilling, and surface structuring.

APPLICATIONS DEVELOPMENT

In addition to manufacturing and selling laser sources for macro applications (cutting and welding), marking and micro applications, we operate application centers in eight countries where we develop laser-based solutions for customers seeking alternatives to conventional manufacturing techniques. Our applications development group embodies our laser technology experience and expertise gained in over 25 years of operating history in a broad range of industrial markets. To adapt to customers’ needs, from time to time we act as a systems integrator at the request of the customer and integrate our laser sources with other machine components selected by us to deliver a complete laser system to the end-user. Typically, this occurs with a customer that does not have its own in-house engineering resources and wishes to take advantage of our laser processing expertise and comprehensive range of services. Many new applications, such as welding of tailored blanks, metal tubes and diamond-tipped saw blades, were pioneered in our applications centers and have generated multiple laser orders for us over the years. Revenues derived from applications development are not a significant component of total revenues. Applications development is generally a support service to the sales and marketing function and is performed to customize the laser to the particular needs of the customer. We currently have 20 employees in applications development.

Business

MARKETS AND CUSTOMERS

We sell our laser products and laser-based system solutions to a wide range of industries. Our three principal markets are the machine tool, automotive, and semiconductor and electronics industries. The following table sets forth the allocation of our total sales among our principal markets:

	Year ended September 30,			Three months ended December 31,
Principal Market	2001	2002	2003	2003	Primary Applications

Machine tool	32%	38%	34%	35%	Cutting
Automotive	10%	18%	13%	17%	Welding and component marking
Semiconductor	16%	9%	13%	14%	Marking of
and electronics					integrated circuits and
	_____	_____	_____	_____	smart cards
	58%	65%	60%	66%

The remaining 34%, 40%, 35%, and 42% of laser sales in the three-month period ended December 31, 2003 and in fiscal 2003, 2002, and 2001, respectively, were attributable to customers in a wide variety of other industries including aerospace, consumer goods, medical device manufacturers, job shops, jewelry, universities and institutes. No one customer accounted for over 10% of total sales in any of these periods.

SALES, MARKETING AND DISTRIBUTION

We sell our products in approximately 35 countries to OEMs, systems integrators and industrial end-users who have in-house engineering resources capable of integrating our products into their own production systems, as well as on a private-label basis. Lasers for cutting applications are marketed and sold principally to OEMs in the machine tool industry who sell laser cutting machines incorporating our products without any substantial involvement by us. Lasers for welding applications are marketed and sold both to systems integrators and to end-users. Laser marking products are marketed and sold directly to end-users on a private-label basis and to OEMs for integration into their handling systems (mainly for integrated circuit and smart card marking applications). Laser micro products are marketed and sold directly to end-users and on a private-label basis to OEM customers (mainly for jewelry and dental applications). In the case of both welding lasers and laser marking products, the end-user is significantly involved in the selection of the laser component and will often specify to the OEM that it desires a Rofin laser. In these cases, our application engineers work directly with the end-user to optimize the application’s performance and demonstrate the advantages of our products.

We have approximately 100 direct sales engineers based in 24 countries, of which approximately 30 employees are dedicated to marketing lasers for macro applications and approximately 70 are dedicated to marketing laser marking and micro applications. Our sales engineers work either in a well-defined geographic territory or are dedicated to specific industries or applications. In addition, we have 14 independent representatives marketing our laser products in Australia, Brazil, Denmark, Finland, India, Israel, Mexico, the People’s Republic of China, the Philippines, Poland, Singapore, South Africa, Sweden and Thailand. These independent representatives provide us with sales leads and opportunities, but do not distribute our products. All sales and delivery of product are conducted by us. Eight of the independent representative agreements are on an exclusive basis, with the other six on a non-exclusive basis. These agreements provide for a standard percentage of the net sales price to be paid as commissions to the representatives. The duration of the agreements is usually one year (with an automatic one-year extension) and a six-month cancellation clause.

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We direct our worldwide sales and marketing of lasers for macro applications from our offices in Hamburg (Germany) and of laser diode components from Mainz (Germany). Worldwide sales and marketing of laser marking products is directed from our offices in Gunding-Munich (Germany) and, for laser micro products, from Starnberg (Germany). In Europe, we also maintain sales and service offices in Belgium, France, Italy, the Netherlands, Spain, Switzerland and the United Kingdom.

US sales of our macro and micro laser products are managed out of our Plymouth, Michigan facility and marking products are managed out of our Boxborough, Massachusetts facility. We also maintain a sales office in Tempe, Arizona to support the expansion of our laser marking business in the North American market.

We maintain sales and service offices in Japan, Singapore, South Korea and Taiwan to cover the Asia/Pacific region. Over the next five years, we expect demand for industrial lasers to increase in the Asia/Pacific region. We believe that the geographic market with the greatest long-term potential over the next 10 to 15 years is China, principally due to the expansion of domestic automobile and semiconductor and electronic production in that country. We have a technology license agreement with the Nanjing Electric Laser Center, or NELC, under which NELC manufactures CO2 laser sources for sale in the Chinese market.

CUSTOMER SERVICE, REPLACEMENT PARTS AND COMPONENTS

During fiscal 2003, 2002, and 2001, approximately 33%, 31%, and 29%, respectively, of our revenues were generated from after-sales services, replacement parts and components for laser products. For the three months ended December 31, 2003, 35% of our revenues were generated from after-sales services, replacement parts and components for laser products. We believe that a high level of customer support is necessary to successfully develop and maintain long-term relationships with our OEM and end-user customers. This close relationship is maintained as customers’ needs change and evolve.

Recognizing the importance of our existing and growing installed multinational customer base, we have expanded our local service and support platform into new geographic regions. We have more than 250 customer service personnel. Our field service and in-house technical support personnel receive ongoing training with respect to our laser products, maintenance procedures, laser-operating techniques and processing technology. Most of our OEM customers also provide customer service and support to end-users.

Many of our laser products are operated 24 hours a day in high speed, quality-oriented manufacturing operations. Accordingly, we provide 24-hour, year-round service support to select customers in the United States, Germany, and the majority of other countries in which we operate. We plan to continue adopting similar service support elsewhere. In addition, eight-hour response time is provided to certain key customers. This support includes field service personnel who reside in close proximity to our installed base. We provide customers with process diagnostic and verification techniques, as well as specialized training in the operation and maintenance of our systems. We also offer regularly scheduled and intensive training programs and customized maintenance contracts for our customers.

Of our more than 260 customer service personnel, approximately 175 employees operate in the field in 50 countries. Field service personnel are also involved in the installation of our systems.

Our approach to the sale of replacement parts is closely linked to our strategic focus on rapid customer response. We provide same or next day delivery of parts worldwide in order to minimize disruption to customers’ manufacturing operations. We typically provide a minimum one-year warranty for our products with warranty extensions negotiated on a case-by-case basis. We agree to offer after-sales service and parts supply up to a period of 10 years, if requested by a customer. We expect our growing base of installed laser sources and laser-based systems to continue generating a stable source of parts and service sales.

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COMPETITION

Laser Products for Cutting and Welding—Macro

The market for laser macro products and systems is fragmented and includes a large number of competitors, many of which are small or privately owned or which compete with us on a limited geographic, industry-specific or application-specific basis. We also compete in certain target markets with competitors that are part of large industrial groups and have access to substantially greater financial and other resources than we do. Competition among laser manufacturers is also based on attracting and retaining qualified engineering and technical personnel. Our overall competitive position will depend upon a number of factors, including product performance and reliability, price, customer support, manufacturing quality, the compatibility of our products with existing laser systems, and the continued development of products utilizing the technologies of diode lasers and diode pumped solid-state lasers.

We believe we are among the top three suppliers of laser sources in the worldwide market for macro applications. Companies such as Trumpf, FANUC and PRC (for high-power CO2 lasers), Excel/Synrad and Coherent (for low-power CO2 lasers), Trumpf (for solid-state lasers) and Optopower and Jenoptik (for diode lasers and laser diodes) compete in certain of the markets in which we operate. However, we believe that none of these companies competes in all of the industries, applications and geographic markets we currently serve. We believe that only Trumpf has a product range and worldwide presence similar to ours. We believe we have a competitive advantage over these companies due to our exclusive access (for material applications of 500W and above) to the patented diffusion cooling technology incorporated in our CO2 Slab lasers. See “Intellectual Property.”

Laser Marking and Micro Products

Significant competitive factors in the laser marking and micro market include system performance and flexibility, cost, the size of each manufacturer’s installed base, capability for customer support, and breadth of product line. Because many of the components required to develop and produce a laser product for marking and micro applications are commercially available, barriers to entry into this market are low and we expect new competitive products to enter this market. We believe that our product range for marking and micro applications will compete favorably in this market primarily due to the performance and price characteristics of such products.

Our laser marking products compete with conventional ink-based and acid-etching technologies, as well as with laser mask-marking. Our micro products compete with conventional welding, etching and spark erosion technologies. We believe that our principal competitors in the laser marking and micro market include Trumpf, GSI Lumonics, Unitek Miyachi, Lasag and Excel/Control Laser.

We also compete with manufacturers of conventional non-laser products in applications such as welding, drilling, soldering, cutting and marking. We believe that as manufacturing industries continue to modernize, seek to reduce production costs and require more precise and flexible production, the features of laser-based systems will become more desirable than systems incorporating conventional material processing techniques and processes. The increased acceptance of these laser applications by industrial users will be enhanced by laser product line expansion to include lower and higher power CO2 lasers, advancements in fiber-optic beam delivery systems, improvements in reliability, and the introduction of lower and higher power diode lasers and diode pumped solid-state lasers capable of performing heavy industrial material processing and marking and micro applications.

MANUFACTURING AND ASSEMBLY

We manufacture and test our high-power CO2 and solid-state laser macro products at our Hamburg (Germany), Aschheim-Munich (Germany), Plymouth, Michigan (USA), Atsugi-shi (Japan) and Kingston upon Hull (UK) facilities. Our laser marking products are manufactured and tested at our facilities in Gunding-Munich (Germany), Starnberg (Germany), Singapore and Boxborough, Massachusetts (USA). Our micro application products are manufactured and tested in Starnberg (Germany). Our diode laser

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products are manufactured and tested at our Mainz (Germany) facility. Our low-power CO2 laser products are manufactured and tested in Kingston upon Hull (UK). Coating of Slab laser electrodes is performed at the Overath (Germany) facility.

Given the competitive nature of the laser business, we focus substantial efforts on maintaining and enhancing the efficiency and quality of our manufacturing operations. We utilize just-in-time and cell-based manufacturing techniques to reduce manufacturing cycle times and inventory levels, thus enabling us to offer on-time delivery and high-quality products to our customers.

Our in-house manufacturing includes only those manufacturing operations that are critical to achieve quality standards or protect intellectual property. These manufacturing activities consist primarily of product development, testing of components and subassemblies (some of which are supplied by us and others of which are supplied by third party vendors and then integrated into our finished products), assembly and final testing of the completed product, as well as proprietary software design and hardware/software integration. Although we minimize the number of suppliers and component types wherever practicable we have at least two sources of supply for key items. We have a qualifying program for our vendors and generally seeks to build long-term relationships with such vendors. We purchase certain major components from single suppliers. We estimate that 22% of our revenues come from the sale of products that require specialized components currently available from single sources. We have written agreements with such suppliers and have not had material delays in supplies from these sources. We believe that we could, if necessary, purchase such components from alternative sources, within four to six months, following appropriate qualification of such new vendors.

We are committed to meeting internationally recognized manufacturing standards. Our Hamburg, Gunding-Munich, Starnberg, and Mainz facilities are ISO 9001 certified. In addition the following facilities are ISO 9002 certified: Pamplona (Spain), Milan (Italy) and Paris (France).

RESEARCH AND DEVELOPMENT

During fiscal 2003, 2002, and 2001, our net spending on research and development was $18.1 million, $13.2 million, and $14.8 million, respectively. During the three months ended December 31, 2003, our net spending on research and development was $5.0 million. In addition, we received funding under German government and European Union grants totaling $0.3 million, $0.9 million, $1.1 million, and $1.2 million, during the three months ended December 31, 2003 and in fiscal 2003, 2002, and 2001, respectively. We have approximately 141 employees engaged in product research and development.

Our research and development activities are directed at meeting customers’ manufacturing needs and application processes. Core competencies include CO2 gas lasers, solid-state lasers, diode lasers, precision optics, electronic power supplies, fiber optics, beam delivery, control interfaces, software programming and systems integration. We strive for customer-driven development activities and promote the use of alliances with key customers and joint development programs in a wide range of our target markets.

Our research and development activities are carried out in seven centers in Hamburg, Aschheim-Munich, Gunding-Munich, Starnberg and Mainz (all Germany), Kingston upon Hull (UK), and Plymouth, Michigan (USA) and are centrally coordinated and managed. We maintain close working relationships with the leading industrial, government and university research laboratories in Germany, including the Fraunhofer Institute for Laser Technology in Aachen, the Institute for “Technische Physik” of the German Space and Aerospace Research Center in Stuttgart, the Fraunhofer Institute for Material Science in Dresden, the Laser Center in Hanover, and elsewhere around the world, including the University of Edinburgh in the United Kingdom. These relationships include funding of research, joint development programs, personnel exchange programs, and licensing of patents developed at these institutes.

INTELLECTUAL PROPERTY

We own intellectual property, which includes patents, proprietary software, technical know-how and expertise, designs, process techniques and inventions.

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While policies and procedures are in place to protect critical intellectual property rights, we believe that our success depends to a larger extent on the innovative skills, know-how, technical competence and abilities of our personnel. We are also a worldwide licensee of two US patents and their corresponding foreign counterparts, which expire in 2007 and 2008, respectively. These licenses are exclusive for industrial material processing applications of 500W and above for the diffusion-cooled technology used in our Slab Series CO2 lasers and non-exclusive for applications below 500W. In our view, the technology protected by these two patents represents a significant step forward in industrial laser technology for material processing and is an important source of our current revenues and future growth and profitability.

We protect our intellectual property in a number of ways including, in certain circumstances, with patents. We have sought patent protection primarily in the United States, Europe and Japan. We currently hold 93 separate patents for inventions relating to lasers, processes and power supplies with expiration dates ranging from 2004 to 2022. In addition, 42 patent applications have been filed and are under review by the relevant patent authorities. We require our employees and certain of our customers, suppliers, representatives, agents and consultants to enter into confidentiality agreements to further safeguard our intellectual property.

From time to time, we receive notices from third parties alleging infringement of such parties’ patent or other intellectual property rights by our products. While these notices are common in the laser industry and we have in the past been able to develop non-infringing technology or license necessary patents or technology on commercially reasonable terms, we cannot assure that we would in the future prevail in any litigation seeking damages or expenses from us or to enjoin us from selling our products on the basis of such alleged infringement. Nor can we assure that we would be able to develop any non-infringing technology or to license any valid and infringed patents on commercially reasonable terms. In the event any third party made a valid claim against us or our customers and a license were not made available to us on commercially reasonable terms, we would be adversely affected.

In September 2003, a claim brought by a competitor at the European Patent Office in July 1996 challenging one of the patents licensed exclusively by us covering certain aspects of our diffusion-cooled CO2 Slab laser was settled. In August 2002, we settled a claim brought by a competitor against RB Inc. and Baasel Lasertech in US federal courts for alleged infringement of a US patent concerning a method of marking semiconductor material.

We have been and are likely to be involved from time to time in litigation involving our intellectual property and ordinary routine litigation arising in the ordinary course of business.

We are currently engaged in discussions with the licensor of patents covering the technology used in certain of our CO2 lasers concerning the amount of royalty due in respect to certain past sales and future sales of such laser products. We believe that we will achieve a resolution of this matter that will not have a material adverse impact on our financial condition or results of operations.

From time to time, we file notices of opposition to certain patents and patent applications on laser technologies held by others, including academic institutions and competitors of ours, which we believe could inhibit our ability to develop products in this area.

ORDER BACKLOG

Our order backlog was $59.9 million, $59.0 million, $46.4 million, and $53.0 million, as of December 31, 2003 and as of September 30, 2003, 2002, and 2001, respectively. Our order backlog, which contains relatively little service, training and spare parts, represents approximately three months of laser shipments. The increase in our order backlog from September 30, 2002 to September 30, 2003 was attributable to higher orders for markers from the semiconductor and electronics industries in Europe and Asia and higher macro laser orders from the machine tool industry. The fluctuation of the US dollar during the three months ended December 31, 2003 had a favorable effect of approximately $4.7 million on order backlog. The fluctuation of the US dollar in fiscal 2003 had a favorable effect of approximately $6.8 million on year-to-year order backlog. The decrease in our order backlog from September 30, 2001

Business

to September 30, 2002, was primarily attributable to a high sales volume during the fourth quarter of fiscal 2002. The fluctuation of the US dollar in fiscal 2002 had a favorable effect of approximately $1.2 million on year-to-year order backlog.

An order is entered into backlog by us when a purchase order with an assigned delivery date has been received. Delivery schedules range from one week to six months, depending on the size, complexity and availability of the product or system ordered, although typical delivery dates for laser source products range between 8-16 weeks from the date an order is placed. Although there is a risk that customers may cancel or delay delivery of their orders, orders for standard lasers can typically be allocated to other customers without significant additional costs. We also manage this risk by establishing the right to charge a cancellation fee that covers any material and developmental costs incurred prior to the order being cancelled. Enforcement of this right is dependent on many factors including, but not limited to, the customer’s requested length of delay, the number of other outstanding orders with the same customer and the ability to quickly convert the canceled order to another sale. Our backlog on any particular date is not necessarily indicative of actual sales for any future period.

We anticipate shipping the present backlog during fiscal 2004.

EMPLOYEES

At December 31, 2003, we had 1,204 full-time employees. At September 30, 2003, we had 1,194 full-time employees, of which 799 were in Germany, 119 in the United States, 32 in France, 43 in Italy, 105 in the United Kingdom, 23 in Spain, 8 in the Netherlands, 18 in Singapore, 9 in Korea, 11 in Taiwan, and 27 in Japan, whereas at September 30, 2002, we had 1,192 full-time employees, of which 800 were in Germany, 157 in the United States, 31 in France, 42 in Italy, 83 in the United Kingdom, 16 in Spain, 8 in the Netherlands, 17 in Singapore, 5 in Korea, 7 in Taiwan, and 26 in Japan. The average number of employees for the fiscal year ended September 30, 2003 was 1,202.

While our employees are not covered by collective bargaining agreements and we have never experienced a work stoppage, slowdown or strike, our employees at our Hamburg and Starnberg facilities are each represented by a nine-person works council and in Gunding-Munich by a seven-person works council. Additionally, Hamburg and Gunding-Munich are represented by a four-person central works council. Matters relating to compensation, benefits and work rules are negotiated and resolved between management and the works council for the relevant location. We consider our relations with our employees to be good.

GOVERNMENT REGULATION

The majority of our laser products sold in the United States are classified as Class IV Laser Products under applicable rules and regulations of the Center for Devices and Radiological Health (“CDRH”) of the US Food and Drug Administration. The same classification system is applied in the European markets. Safety rules are formulated with “Deutsche Industrie Norm” (i.e., German Industrial Standards) or ISO standards, which are internationally harmonized.

CDRH regulations generally require a self-certification procedure pursuant to which a manufacturer must file with the CDRH with respect to each product incorporating a laser device, periodic reporting of sales and purchases and compliance with product labeling standards. Our laser products for macro, micro and laser marking applications can result in injury to human tissue if directed at an individual or otherwise misused.

We believe that our laser products for macro, micro and laser marking applications are in substantial compliance with all applicable laws for the manufacture of laser devices.

Business

PROPERTIES

Our manufacturing facilities include the following:

	Owned or	Size
Location of Facility	Leased	(sq. ft.)	Primary Activity

Hamburg, Germany	Owned*	142,547	CO2 lasers, solid-state lasers
Starnberg, Germany	Leased	89,017	Laser marking and micro products, power supplies
Gunding-Munich, Germany	Leased	65,302	Solid-state lasers, laser marking products
Plymouth, Michigan	Leased	52,128	CO2 lasers
Kingston upon Hull, United Kingdom	Leased	48,485	Low-power CO2 lasers
Aschheim-Munich, Germany	Leased	23,080	CO2 lasers
Boxborough, Massachusetts	Leased	22,000	Laser marking products
Mainz, Germany	Leased	29,332	Diode lasers and components
Overath, Germany	Leased	14,447	Coating of materials
Sakai Atsugi-shi, Japan	Leased	9,763	CO2 lasers
Pamplona, Spain	Owned	7,532	Laser marking systems
Singapore	Leased	6,026	Laser marking products

*	The facility is owned by RSL; the real property on which the facility is located is leased by RSL under a 99-year lease.

The Kingston upon Hull, United Kingdom facility lease expires in 2007. The Gunding-Munich (Germany) facility lease expires in 2005 and 2007, with an optional yearly notice of termination. The leases on our Japanese facilities in Atsugi-shi expire in 2004 with a renewal option for three years. The Mainz (Germany) facility lease expires in 2010 and the Overath (Germany) facility leases expire in 2008. The Singapore facility lease expires in 2006, with a renewal option for three years. The Starnberg (Germany) main facility is leased until 2017 from a member of our board of directors and includes a clause to terminate the lease contract within a two-year notice period during the contract period. The Aschheim-Munich (Germany) facility lease expires in 2010, with a renewal option until 2015. The leases on our US facilities in Boxborough, Massachusetts and Plymouth, Michigan expire in 2006 and 2012, respectively.

We maintain sales, administration and research and development facilities at each of the Hamburg, Aschheim-Munich, Starnberg, Gunding-Munich, Mainz, Kingston upon Hull and Plymouth locations. We also maintain sales and service offices worldwide, all of which are leased, with the exception of the Pamplona property, which is owned.

We believe that our existing facilities are adequate to meet our currently projected needs for the next 12 months and that suitable additional or alternative space would be available, if necessary, in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

We have been and are likely to be involved from time to time in litigation involving our intellectual property and ordinary routine litigation arising in the ordinary course of business. We are not aware of any material legal proceedings currently existing or pending against us.

Description of Capital Stock

GENERAL

Our authorized capital stock consists of 50 million shares of Common Stock, par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The following summary description of our capital stock does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

COMMON STOCK

Upon completion of this offering, we will have 15,038,650 shares of our common stock outstanding, based on the number of shares outstanding as of December 31, 2003 (assuming the underwriters’ over-allotment option is not exercised).

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions available to the Common Stock. All of the outstanding shares of Common Stock are, and the Common Stock offered hereby will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

Our Board of Directors is authorized, without further shareholder action, to divide any or all shares of authorized Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of the Company. As of the date of this Prospectus, our Board of Directors has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF OUR INCORPORATION AND BY-LAWS

Shareholders’ rights and related matters are governed by the DGCL, the Certificate of Incorporation and By-laws. Certain provisions of the Certificate of Incorporation and By-laws, which are summarized below, may have the effect, either alone or in combination with each other and the ability of the Board of Directors to issue preferred stock without further stockholder approval, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by our Board of Directors but that a shareholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the Common Stock. See “Risk Factors—Potential Anti-Takeover Effects of Delaware Law; Possible Issuances of Preferred Stock.” We believe that such provisions are necessary to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by the Board of Directors to be in our best interests or those of our stockholders. For purposes of this description, the term “Rofin” or the “Company” refers only to Rofin-Sinar Technologies Inc., and excludes its subsidiaries.

Description of Capital Stock

Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides that the Board of Directors shall be classified with approximately one-third of the Board of Directors elected each year. The By-laws provide that the Board of Directors will consist of not less than three nor more than ten directors, with the exact number of directors initially to be equal to six and thereafter to be fixed from time to time by a majority of the total number of directors which we would have if there were no vacancies. See “Management—Executive Officers, Key Employees and Directors.” The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The initial division of the Board of Directors into classes was made by the decision of a majority of the entire Board of Directors. The term of the Class I directors shall terminate on the date of the 2006 annual meeting of stockholders; the terms of the Class II directors shall terminate on the date of the 2004 annual meeting of stockholders; and the term of the Class III directors shall terminate on the date of the 2005 annual meeting of stockholders. At each annual meeting of stockholders, a successor to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. In addition, subject to certain limited exceptions, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of holders of any outstanding preferred stock issued by us, vacancies on the Board of Directors may be filled only by the Board of Directors or the shareholders acting at an annual meeting.

The Certificate of Incorporation also provides that, subject to the rights of holders of any preferred stock then outstanding and any requirements of law, directors may be removed only for cause by the affirmative vote of the holders of at least 80% of our outstanding shares then entitled to vote generally in the election of directors, voting as a single voting group.

Action by Written Consent; Special Meeting. The Certificate of Incorporation and By-laws provide that an action may be taken by written consent in lieu of a meeting of shareholders only with the consent of the holders of 100% of our outstanding shares. The Certificate of Incorporation and By-laws provide that special meetings of shareholders may only be called by the Chairman of the Board or a majority of the Board of Directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Certificate of Incorporation and By-laws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the previous year’s annual meeting or, if the date of the annual meeting is not within 30 days of the anniversary date of the previous year’s annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the meeting of shareholders was made, whichever first occurs. The notice of shareholder nominations must set forth certain information with respect to the shareholder giving the notice and with respect to each nominee.

Indemnification. The Certificate of Incorporation and By-laws provide that we shall advance expenses to and indemnify each of our directors and officers to the fullest extent permitted by law.

Amendments. Shareholders may adopt, alter, amend or repeal provisions of the By-laws only by vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities. In addition, the affirmative vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities is required to amend certain provisions of the Certificate of Incorporation, including the provisions referred to above relating to the classification of our Board of Directors, filling vacan-

Description of Capital Stock

cies on the Board of Directors, removal of directors only for cause, prohibiting shareholder action by written consent, prohibiting the calling of special meetings by shareholders and approval of amendments to the By-laws.

LIMITATIONS ON DIRECTOR’S LIABILITY

Our Certificate of Incorporation provides that no director of ours shall be liable to the us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of us and our stockholders (through stockholders’ derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66% of the outstanding voting stock that is not owned by the interested stockholder.

RIGHTS AGREEMENT

We have entered into a Rights Agreement between us and The Bank of New York as Rights Agent. Pursuant to the Rights Agreement, a right (a “Right”) to purchase one share of Common Stock at a price of $28.50 (the “Purchase Price”), exercisable only in certain circumstances, was issued along with each share of Common Stock offered in our initial public offering. A Right was also issued along with each other share of Common Stock issued by us until the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights were also issued with respect to shares of Common Stock issued after the Distribution Date in certain circumstances.

Until the earlier of (i) such time as we learn that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (such person or group, subject to certain exceptions, being an “Acquiring Person”) and (ii) such date, if any, as may be designated by the Board of Directors following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Stock which could result in the offeror becoming the beneficial owner of 20% or more of the outstanding Common Stock (the earlier of such dates, subject to certain exceptions, being the “Distribution Date”), the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders thereof (which certificates for Common Stock will also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Stock.

Description of Capital Stock

The Rights are not exercisable until the Distribution Date and will expire on the tenth anniversary of the closing of the initial public offering unless earlier redeemed or canceled by us as described below.

The number of shares of Common Stock or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding share of Common Stock are all subject to adjustment by the Board of Directors in the event of any change in the Common Stock, whether by reason of stock dividends, stock splits, recapitalization, mergers, consolidations, combinations or exchanges of securities, other similar changes in capitalization, or any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock (other than the Rights or regular quarterly cash dividends), or otherwise.

In the event a person becomes an Acquiring Person, the Rights entitle each holder of a Right (other than those held by an Acquiring Person (or any affiliate or associate of such Acquiring Person)) to purchase, for the Purchase Price, that number of shares of Common Stock equivalent to the number of shares of Common Stock which at the time of the transaction would have a market value of twice the Purchase Price. Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement, and without payment of the Purchase Price.

In the event we are acquired in a merger by, or other business combination with, or 50% or more of our assets or assets representing 50% or more of our earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event we are acquired in a merger by, or other business combination with, or 50% or more of our assets or assets representing 50% or more of our earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, an entity that is not a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder’s option, (i) that number of shares of such entity (or, at such holder’s option, of the surviving corporation in such acquisition, which could be us) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of ours deemed by the Board of Directors to be at least equivalent in value) of $0.01 per Right, subject to adjustment as provided in the Rights Agreement (the “Redemption Price”); provided that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board in office at the commencement of such solicitation, the Rights may only be redeemed if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board, with the concurrence of a majority of such directors then in office, determines that such redemption is, in its judgment, in the best interests of us and our stockholders. Immediately upon the action of the Board of Directors electing to redeem the Rights, we will make an announcement thereof, and, upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

Description of Capital Stock

At any time prior to the Distribution Date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date would occur or the time during which the Rights may be redeemed), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein), provides for an earlier Expiration Date or makes certain changes to the definition of Acquiring Person. However, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors in office at the commencement of such solicitation, the Rights Agreement may be supplemented or amended only if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board of Directors, with the concurrence of a majority of such directors then in office, determines that such supplement or amendment is, in its judgment, in the best interests of us and our stockholders.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Board since the Board of Directors may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.01 per Right (subject to adjustment).

Reference is hereby made to the Rights Agreement dated September 30, 1996 between us and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, and this description is qualified in its entirety by reference to the terms and conditions thereof.

Transfer agent and registrar

The transfer agent and registrar for our common stock is The Bank of New York.

Management

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth certain information and ages as of January 30, 2004 regarding each of the Company’s executive officers and directors:

Name	Age	Position with the Company

Peter Wirth	57	Chairman of the Board of Directors, Chief Executive Officer and President
Günther Braun	46	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Director
Walter Volkmar	60	President, Rofin-Sinar Laser GmbH (“RSL”) Marking Division
Louis Molnar	50	President, Rofin-Sinar Inc. (“RS Inc.”)
Carl F. Baasel	62	Director and Managing Director of Carl Baasel Lasertechnik GmbH & Co. KG
William R. Hoover(1)(2)(3)	74	Director
Ralph Reins(1)(2)(3)	63	Director
Gary K. Willis(1)(3)	58	Director
Daniel Smoke(1)(3)	54	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

Peter Wirth has been Chairman of the Board of Directors and Chief Executive Officer and President of Rofin since September 1996. He has also served as General Manager of RSL since October 1994. From 1991 until October 1994, Dr. Wirth was President of RS Inc. He joined RSL in 1979 as Sales Manager for Industrial Lasers, and became Director, Sales and Marketing in 1983. He holds a Master’s Degree and a PhD in Physics from the Technical University in Munich, Germany.

Günther Braun has been Executive Vice President, Finance and Administration, Chief Financial Officer and Treasurer, as well as a member of our Board of Directors, since September 1996. Since 1994, he has also been the Financial Director for RSL. He joined RSL in 1989 as a result of RSL’s acquisition of Coherent General Inc.’s Laser Optronics marking division. Mr. Braun holds a Master’s Degree in Business Administration from the Fachhochschule in Regensburg, Germany.

Walter Volkmar has been Manager of the Marking Division of RSL since 1994. He joined RSL in 1989 in connection with RSL’s acquisition of Coherent General Inc.’s Laser Optronics marking division. Dr. Volkmar holds Master’s Degrees in Mechanical Engineering and Business Administration from the Technical University in Darmstadt, and a PhD in Economics and Trade from the University of Parma in Italy.

Louis Molnar has been President of RS Inc. since August 2000. Mr. Molnar served as President and Chief Operational Officer of GALCO Industrial Electronics, a company offering electrical and electronic control products, from July 1997 until August 2000. Prior to this, Mr. Molnar served as Director for FANUC Robotics, where he was responsible for the entire business infrastructure and operations, as well as all engineering functions for the Automotive Components and General Industries markets. Mr. Molnar holds a Bachelor of Science Degree in Electrical Engineering from Oakland University and a Master’s Degree in Business Administration from Michigan State University.

Carl F. Baasel became a member of our Board of Directors in October 2000, following our acquisition of a majority stake in Carl Baasel Lasertechnik GmbH, a company that Mr. Baasel founded in 1975. Mr. Baasel served as that company’s Managing Director until September 2001 when it was transformed into a limited partnership under the name “Carl Baasel Lasertechnik GmbH & Co. KG.” Since September 2001, he has served as Managing Director of this limited partnership, which is a majority owned subsidiary of the Company. Mr. Baasel holds a Master’s Degree in Physics from the Technical University of Munich.

Management

William R. Hoover has been a member of our Board of Directors since September 1996. He is the Chairman of the Executive Committee of Computer Sciences Corporation, a provider of information technology consulting, systems integration and outsourcing to industry and government, and was Chairman of the Board of that company from November 1972 to March 1997. He has been a consultant to that company since March 1995; prior to that, he was its President from November 1969 to March 1995 and its Chief Executive Officer from November 1972 until March 1995. Mr. Hoover serves as Director on the Board of Computer Sciences Corporation.

Ralph Reins has been a member of our Board of Directors since September 1996. He is Chairman, and was Chief Executive Officer until July 1, 2002, of Qualitor Inc. Mr. Reins served as President and Chief Executive Officer of AP Parts International, Inc. from 1995 to 1997, as President and Chief Executive Officer of Envirotest Systems Corp. in 1995, as President of Allied Signal Automotive from 1991 through 1994 and as President of United Technologies Automotive from 1990 to 1991. Prior to that, he was Chairman, Chief Executive Officer, President and Chief Operating Officer of Mack Truck from 1989 to 1990 and President and Chief Executive Officer of ITT Automotive from 1985 to 1989. Mr. Reins was a Director of Weirton Steel until December 12, 2002, and is a member of the Society of Automotive Engineers.

Gary K. Willis has been a member of our Board of Directors since September 1996. Mr. Willis recently retired from Zygo Corporation, where since November 1998, he had been Chairman of the Board of Directors. Mr. Willis had also served as Director of Zygo Corporation since February 1992 and as its President and Chief Executive Officer from 1992 and 1993 through 1999, respectively. Prior to joining Zygo Corporation, he was Chairman, President and Chief Executive Officer of The Foxboro Company. Mr. Willis also serves as a Director of Benthos Corporation, Hpower Corporation, and Middlesex Health Services, Inc. Mr. Willis has a Bachelor of Science Degree in Mechanical Engineering from Worcester Polytechnical Institute.

Daniel J. Smoke has been a member of our Board of Directors since August 2003. He has been in a private consulting practice since 1999. Mr. Smoke served as Vice President and Chief Financial Officer of Bucyrus International, Inc. from 1996 to 1999. Prior to that he served as Vice President and Chief Financial Officer for Folger Adam Company from 1995 to 1996. Mr. Smoke held various positions at Eagle Industries, Inc. from 1986 to 1994, including Vice President of Finance, Corporate Controller, Senior Vice-President and Group Executive, and Division President. Mr. Smoke has a Bachelor of Arts Degree in Business Administration from Washington State University and a Master of Science Degree in Accounting from California State University. Mr. Smoke is a Certified Public Accountant.

These executive officers and directors of the Company may be contacted at the address of the Company.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters. UBS Securities LLC is the sole book running manager of this offering.

We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC
Jesup and Lamont Securities Corporation
M.M.Warburg & CO

Total	3,000,000

M.M.Warburg & CO is not affiliated with a registered broker-dealer in the United States and is only participating in the offering of our common stock outside the United States under the applicable rules and exemptions in those jurisdictions.

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and
•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters and securities dealers may distribute prospectuses electronically.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy an amount of shares of common stock up to an additional 15% of the shares of our common stock sold in the United States as part of this offering. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise the option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $          per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase an amount of shares of common stock up to an additional 15% of the shares of common stock sold in the United States as part of this offering, which for purposes of this table, we assume to be the maximum possible of 450,000 additional shares of common stock.

Paid by the Company	No exercise	Full exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including underwriting discounts and commissions, will be approximately $0.9 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements.

NASDAQ NATIONAL MARKET QUOTATION AND FRANKFURT STOCK EXCHANGE LISTING

Our common stock is quoted on the Nasdaq National Market under the symbol “RSTI” and is also listed on the Geregelter Markt Segment (Prime Standard) of the Frankfurt Stock Exchange under the symbol “RSI”.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, UBS Securities LLC, as stabilization manager, may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

•	stabilizing transactions;
•	covered short sales;
•	purchases to cover positions created by covered short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.

However, the stabilization manager is under no obligation to stabilize. If the stabilizing transactions are commenced, they would start on the first day of trading of the offered shares and would end on the earlier of exercise the over-allotment option and 30 calendar days after the first day of trading of the offered shares. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock, at or below the offering price, for a limited period after commencement of trading of the offered shares. These transactions may also include making covered short sales of our common stock, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by covered short sales. Short sales would be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above.

The stabilization manager may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the stabilization manager will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

Underwriting

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market and the price of our common stock may decline following the discontinuation of these activities. In addition, there may be additional risks stemming from stabilizing activities that may influence any investment decision in our common stock, such as an artificially strong demand for our common stock which otherwise may not exist in the open market. If these activities are commenced, they may be discontinued by the stabilization manager at any time. The stabilization manager may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

The underwriters and their affiliates engage from time to time in transactions with us and perform services for us in the ordinary course of their business.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

Our financial statements as of September 30, 2003, 2002 and 2001 and for each of the fiscal years in the three-year period ended September 30, 2003 have been included in this prospectus in reliance upon the report of KPMG LLP, 150 West Jefferson, Suite 1200, Detroit, Michigan 48226 independent accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

Information Incorporated by Reference

We file annual, quarterly and current reports and other information with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is considered to be part of this prospectus, and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to item 9 or item 12 of any Current Report on Form 8-K) prior to the termination of the offering is also incorporated by reference. We incorporate by reference the following documents that have been filed with the Commission:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003;

•	Our Proxy Statement filed January 30, 2004;
•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003; and
•	Our Amendment No. 1 to Proxy Statement filed March 2, 2004.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department, Rofin-Sinar Technologies, Inc., 40984 Concept Dr., Plymouth, MI 48170, telephone: (734) 455-5400.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission (the “Commission”) in Washington, D.C. a registration statement (which term shall encompass any amendment thereto) on Form S-3 under the Securities Act, with respect to the shares of common stock offered by this Prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to summarize the material terms of such documents, but are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports and other information with the Commission. Our SEC filings are available to the public over the Internet at the Commission’s website at http://www.sec.gov. The registration statement and the exhibits and schedules thereto, as well as all such reports and other information filed with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

Index To Consolidated Financial Statements

Independent Auditors’Report	F-2
Annual Consolidated Financial Statements
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations for the years ended September 30, 2003, 2002 and 2001	F-4
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended September 30, 2003, 2002, and 2001	F-5
Consolidated Statements of Cash Flows for the years ended September 30, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Financial Statements for the three months ended December 31, 2003
Unaudited Condensed Consolidated Balance Sheets	F-23
Unaudited Condensed Consolidated Statement of Operations	F-24
Unaudited Condensed Consolidated Statement of Stockholders’ Equity and Comprehensive Income	F-25
Unaudited Condensed Consolidated Statements of Cash Flows	F-26
Notes to Unaudited Condensed Consolidated Financial Statements	F-27

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Rofin-Sinar Technologies Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Rofin-Sinar Technologies Inc. and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rofin-Sinar Technologies Inc. and subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, effective October 1, 2002.

/s/ KPMG LLP
Detroit, Michigan
November 1, 2003

Rofin-Sinar Technologies Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	September 30,

	2003	2002

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$ 44,487	$ 20,312
Accounts receivable, trade	66,614	59,772
Less allowance for doubtful accounts	(2,066)	(1,498)

Trade accounts receivable, net	64,548	58,274
Accounts receivable from related party (note 12)	247	66
Other accounts receivable	997	2,093
Investment in marketable equity securities	—	829
Inventories (note 2)	86,738	74,290
Prepaid expenses	1,073	835
Deferred income tax assets—current (note 9)	6,419	7,193

Total current assets	204,509	163,892
Property and equipment, at cost (note 3)	57,520	48,667
Less accumulated depreciation	(29,828)	(23,978)

Property and equipment, net	27,692	24,689
Deferred income tax assets—noncurrent (note 9)	2,167	1,968
Goodwill, net (note 4)	48,058	41,053
Intangibles, net (note 4)	8,866	8,872
Other assets	194	341

Total assets	$291,486	$240,815

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit and short-term borrowings (notes 6 and 7)	$ 35,781	$ 22,544
Accounts payable, trade	12,476	12,798
Accounts payable to related party (note 12)	2,158	7,830
Income taxes payable (note 9)	6,980	5,699
Deferred income tax liabilities—current (note 9)	4,440	1,920
Accrued liabilities (note 5)	43,915	31,440

Total current liabilities	105,750	82,231
Long-term debt (notes 6 and 7)	33,052	40,591
Pension obligations (note 10)	7,830	6,026
Deferred income tax liabilities—noncurrent (note 9)	2,320	2,036
Minority interests	1,756	1,218
Other long-term liabilities	192	295

Total liabilities	150,900	132,397
Commitments and contingencies (note 8)
Stockholders’ equity:
Preferred stock, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized, 11,908,600 (11,551,800 at September 30, 2002) shares issued and outstanding	119	115
Additional paid-in capital	79,918	76,156
Retained earnings	54,666	39,361
Accumulated other comprehensive income/(loss)	5,883	(7,214)

Total stockholders’ equity	140,586	108,418

Total liabilities and stockholders’ equity	$291,486	$240,815

See accompanying notes to consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2003, 2002 and 2001

	Years ended September 30,

	2003	2002	2001

	(dollars in thousands, except per share amounts)
Net sales	$257,746	$221,948	$220,557
Cost of goods sold	161,465	143,128	138,408

Gross profit	96,281	78,820	82,149

Selling, general, and administrative expenses	51,282	46,401	41,841
Research and development expenses	18,060	13,249	14,798
Goodwill and intangibles amortization	1,654	3,762	3,653
Special charges (note 1(a))	—	—	700

Income from operations	25,285	15,408	21,157
Other expense (income):
Interest, net (note 12)	3,249	3,407	3,328
Minority interest	709	772	688
Foreign currency gains	(3,139)	(526)	(1,369)
Miscellaneous	(261)	(630)	333

Total other expense (income), net	558	3,023	2,980

Income before income taxes	24,727	12,385	18,177
Income tax expense (note 9)	9,422	7,384	10,962

Net income	$ 15,305	$ 5,001	$ 7,215

Net income per share (note 11):
Basic	$1.31	$0.43	$0.62
Diluted	$1.29	$0.43	$0.62

Weighted average shares used in computing net income per share (note 11):
Basic	11,639,898	11,551,800	11,546,500
Diluted	11,863,094	11,591,505	11,600,648

See accompanying notes to consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the Years Ended September 30, 2003, 2002, and 2001

				Accumulated

	Common	Additional		Other	Total
	Stock	Paid-in	Retained	Comprehensive	Stockholders’
	Par Value	Capital	Earnings	Income (Loss)	Equity

	(dollars in thousands)
BALANCES at September 30, 2000	$ 115	$76,049	$27,145	$(12,590)	$ 90,719
Comprehensive income:
Cumulative effect of change in accounting principle				(188)	(188)
Fair value of interest swap agreement	—	—	—	(783)	(783)
Foreign currency translation adjustment	—	—	—	2,014	2,014
Net income	—	—	7,215	—	7,215

Total comprehensive income					8,258
Common stock issued in connection with stock incentive plans	—	74	—	—	74

BALANCES at September 30, 2001	$ 115	$76,123	$34,360	$(11,547)	$ 99,051
Comprehensive income:
Fair value of interest swap agreement	—	—	—	(80)	(80)
Foreign currency translation adjustment	—	—	—	4,413	4,413
Net income	—	—	5,001	—	5,001

Total comprehensive income					9,334
Common stock issued in connection with stock incentive plans	—	33	—	—	33

BALANCES at September 30, 2002	$ 115	$76,156	$39,361	(7,214)	$108,418
Comprehensive income:
Fair value of interest swap agreement	—	—	—	204	204
Foreign currency translation adjustment	—	—	—	12,893	12,893
Net income	—	—	15,305	—	15,305

Total comprehensive income					28,402
Common stock issued in connection with stock incentive plans	4	3,762	—	—	3,766

BALANCES at September 30, 2003	$ 119	$79,918	$54,666	$ 5,883	$140,586

See accompanying notes to consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2003, 2002, and 2001

	Years ended September 30,

	2003	2002	2001

	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,305	$ 5,001	$ 7,215
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,888	7,496	7,186
Issuance of restricted stock	27	27	43
Provision for doubtful accounts.	282	(635)	(7)
Unrealized loss from securities	—	181	—
Exchange rate gains	(3,371)	(933)	(1,005)
Loss on disposal of property and equipment	251	99	127
Gain on sale of medical business	—	(718)	—
Deferred income taxes	2,511	1,618	858
Increase in minority interest	709	772	688
Change in operating assets and liabilities:
Trade accounts receivable	2,872	909	(2,795)
Other accounts receivable	1,427	556	194
Inventories	(366)	313	(11,293)
Prepaid expenses and other	700	212	(472)
Accounts payable	(9,143)	1,262	2,371
Income taxes payable	78	1,055	456
Accrued liabilities and pension obligations	8,688	(1,060)	5,555

Net cash provided by operating activities	25,858	16,155	9,121

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(3,499)	(4,547)	(4,685)
Proceeds from the sale of property and equipment	157	143	105
Proceeds from the sale of business	—	938	—
Acquisition of business, net of cash acquired	—	—	(2,565)

Net cash used in investing activities	(3,342)	(3,466)	(7,145)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from bank	3,576	5,503	48,538
Repayments to bank	(8,249)	(10,834)	(65,743)
Payment to subsidiary’s minority shareholders	(141)	(435)	(608)
Issuance of common stock	3,739	6	43

Net cash used in financing activities	(1,075)	(5,760)	(17,770)

Effect of foreign currency translation on cash	2,734	(104)	308

Net increase (decrease) in cash and cash equivalents	24,175	6,825	(15,486)
Cash and cash equivalents at beginning of year	20,312	13,487	28,973

Cash and cash equivalents at end of year	$44,487	$ 20,312	$ 13,487

Cash paid during the year for interest	$ 4,143	$ 3,105	$ 3,924

Cash paid during the year for income taxes	$ 5,920	$ 1,468	$ 5,412

See accompanying notes to consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003, 2002, and 2001

Unless otherwise stated or the context otherwise requires, all amounts of US dollars are stated in thousands, except for per share data.

1. Summary of Accounting Policies

a. Description of the Company and Business

The primary business of Rofin is to develop, manufacture and market industrial lasers and supplies used for material processing applications. The majority of the Company’s customers are in the machine tool, automotive, semiconductor and electronics industries and are located in the United States, Europe, and Asia. For the years ended September 30, 2003 and 2002, Rofin generated approximately 67% and 69%, respectively of its revenues from the sale of lasers and laser systems and approximately 33% and 31%, respectively, from aftermarket support for the Company’s existing laser products and from its components business.

The accompanying financial statements present the historical financial information of Rofin-Sinar Technologies Inc. (“Rofin” or “RSTI” or “the Company”) and its wholly owned subsidiaries. Rofin consists of Rofin-Sinar Inc. (“RS Inc.”) and Rofin-Sinar Technologies Europe S.L. (“RSTE”). RSTE, a European holding company formed in 1999 owns 100% of Rofin-Sinar Laser GmbH (“RSL”), 80% of Dilas Diodenlaser GmbH (“Dilas”), 100% of Rofin-Baasel Italiana S.r.l., 100% of Rofin-Baasel France S.A., 71% of Rofin-Sinar UK Ltd., 100% of Rofin-Baasel UK Ltd., 100% of Rofin-Baasel Benelux B.V., 100% of Rofin-Baasel Singapore Pte. Ltd., 83% of Rofin-Baasel Espana S.L.(“RBE”), 100% of Rofin-Baasel Taiwan Ltd.(formed on July 1, 2002) and 100% of Rofin-Baasel Korea Co., Ltd. (formed on July 22, 2002).

RSL includes the consolidated accounts of its 88% owned subsidiary Rofin-Baasel Japan Corp. (a Japanese corporation), its 100% owned subsidiaries Rasant-Alcotec Beschichtungstechnik GmbH (“Rasant”); CBL Verwaltungsgesellschaft mbH; and its 100% owned subsidiary Carl Baasel Lasertechnik GmbH & Co. KG. (“CBL”).

CBL includes the consolidated accounts of its wholly owned subsidiaries RB Inc., WBL, and PMB Elektronik GmbH.

All significant intercompany balances and transactions have been eliminated in consolidation.

On June 22, 2001, the shares of the common stock of Rofin-Sinar Technologies, Inc. were admitted to the regulated market (Geregelter Markt) with trading on the Prime Standard segment of the Frankfurt Stock Exchange in Germany. The Company incurred approximately $0.7 million in expenses related to obtaining this additional listing, which is included in “special charges” in the accompanying Consolidated Statements of Operations.

b. Acquisitions and Dispositions

On March 31, 2003, the Company acquired an additional 37% of the share capital of Rofin-Marubeni Laser Corporation, Atsugi-shi, Japan, through its wholly owned subsidiary RSL for $0.1 million in cash. RSL subsequently holds 88% of the share capital. As of May 1, 2003, Rofin-Marubeni Laser Corporation, Japan was renamed Rofin-Baasel Japan Corporation.

On October 5, 2001, the Company sold the assets of its medical laser business resulting in a gain of $0.7 million. As part of the proceeds from the sale, the Company received marketable equity securities, which have been classified as trading securities. During the fiscal year ending September 30, 2003 the Company sold the above mentioned securities for a total amount of $1.2 million. The Company recorded realized gains of $0.3 million during fiscal year 2003 and an unrealized loss of $0.2 million during fiscal year 2002 related to such securities.

On February 28, 2001, the Company acquired 80% of the share capital of Z-Laser S.A. through its wholly owned subsidiary Rofin-Baasel Espana, S.A., Barcelona, Spain for $3.3 million in cash. At the end of June 2001, Z-Laser S.A. was merged into RBE. As a result of this merger, the minority shareholder owns 17% of the total stock of the new Spanish subsidiary. The Company and the minority

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholder are parties to a put/call option agreement for the remaining 17% of share capital held by the minority shareholder for a fixed price of 0.9 million Euro ($889) (see note 12). Accordingly, the accompanying financial statements present RBE as if it was 100% owned.

On May 10, 2000, the Company acquired 90.01% of the share capital of Carl Baasel Lasertechnik GmbH (“Baasel Lasertech”) through its wholly owned subsidiary RSL for 44.3 million Euro ($40.2 million, at the May 10, 2000 exchange rate) in cash. Additionally, RSTI refinanced 23.4 million Euro of the then outstanding debt of Baasel Lasertech. In September 2001, Baasel Lasertech was transformed into CBL, a limited partnership. The Company and the minority shareholder of CBL were parties to an option agreement for the remaining share of capital held by the minority shareholder for a fixed price of 6.3 million Euro ($6.2 million) (see note 12). Accordingly, the accompanying financial statements present CBL as if it was 100% owned. Effective December 31, 2002, the minority shareholder resigned from the limited partnership. The remaining shares of CBL were purchased by RSL during 2003 for the fixed price of 6.3 million Euro ($6.2 million at the December 31, 2002 exchange rate).

c. Cash Equivalents

Cash equivalents consist of liquid instruments with an original maturity of three months or less as well as taxable and tax-exempt variable rate demand obligations, which are redeemable upon a five day minimum notice. Interest income was $422, $365, and $1,112 for the years ended September 30, 2003, 2002, and 2001, respectively, and was offset by interest expense in the accompanying consolidated statements of operations.

d. Inventories

Inventories are stated at the lower of cost or market, after provisions for excess and obsolete inventory salable at prices below cost. Costs are determined using the first in, first out and weighted average cost methods.

The Company writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

e. Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, except for leasehold improvements, which are amortized over the lesser of their estimated useful lives or the term of the lease. The methods of depreciation are straight line for financial reporting purposes and accelerated for income tax purposes. Depreciable lives for financial reporting purposes are as follows:

Useful Lives

Buildings	40 Years
Machinery and equipment	3-10 Years
Furniture and fixtures	3-10 Years
Computers and software	3-4 Years
Leasehold improvements	3-15 Years

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f. Goodwill and Other Intangible Assets

On October 1, 2002, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles”. Under SFAS No. 142, goodwill is no longer subject to amortization, but will be subject to an annual impairment test. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested on an annual basis, at minimum, for potential impairment at the reporting unit level. A reporting unit is defined as the lowest level of an entity that is a business and that can be distinguished, physically and operationally and for internal reporting purposes, from other activities, operations, and assets of the entity. A reporting unit can be no higher than a reportable operating segment and would generally be lower than that level of reporting. The Company identified three reporting units: the German reporting unit; the United States reporting unit; and the reporting unit for the rest of the world.

Under SFAS No. 142, the fair value of each reporting unit is compared to its carrying amount. If the carrying value is below the fair value assessment, there will be no impairment loss. If the fair value is below the carrying value, then the company is required to perform an additional test to determine the impaired fair value of the goodwill and its carrying amount.

The Company completed the initial and annual goodwill impairment testing required by SFAS No. 142 and determined that the fair value of each reporting unit exceeds its carrying value and accordingly, the second step of the impairment test was not required to be performed.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight line basis over 15 years. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows compared to the unamortized goodwill balance.

g. Revenue Recognition and Accounts Receivable Valuation

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101). Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection is probable. Terms under these arrangements are generally free on board (“FOB”) shipping point, or ex works factory (“EXW”), at which time legal title passes from the company to the customer. Therefore, delivery is generally considered to have occurred upon shipment. In certain circumstances customers may negotiate different terms. In these situations, delivery is considered to have occurred once legal title has passed from the Company to the customer. This may be at delivery to the customers destination or acceptance by our customer. Our products typically include a one-year warranty and the estimated cost of product warranty claims is accrued at the time the sale is recognized, based on historical experience.

Our sales to end-user customers and resellers typically do not have customer acceptance provisions and only certain of our original equipment manufacturers (OEMs) customer sales have customer acceptance provisions. Customer acceptance is generally limited to performance under our published product specifications. For the few product sales that have customer acceptance provisions because of higher than published specifications, (1) the products are tested and accepted by the customer at our site or by the customer’s acceptance of the results of our testing program prior to shipment to the customer, or (2) the revenue is deferred until customer acceptance occurs.

The vast majority of the Company’s sales are made to OEMs, resellers and end-users in the industrial market. Sales made to OEMs and resellers in the industrial market do not require installation of the products by the Company, as installation is performed by the customer and are not subject to other post-delivery obligations. For end-users, where the Company has agreed to perform installation or provide training we defer revenue related to installation services until installation is completed. The Company defers revenue on training services until these services are provided.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company records allowances for uncollectible customer accounts receivable based on historical experience. Additionally, an allowance is made based on an assessment of specific customers’ financial condition and liquidity. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.

h. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

i. Accounting for Warranties

The Company issues a standard warranty of one year for parts and labor on lasers that are sold. Additionally, extended warranties are negotiated on a contract-by-contract basis. The Company provides for estimated warranty costs as products are shipped.

The Company’s estimate of costs to fulfill its warranty obligations is based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, revisions to the estimated warranty liability would be required.

j. Foreign Currency Translation

The assets and liabilities of the Company’s operations outside the United States are translated into US dollars at exchange rates in effect on the balance sheet date, and revenues and expenses are translated using a weighted average exchange rate during the period. Gains or losses resulting from translating foreign currency financial statements are recorded as a separate component of stockholders’ equity. Gains or losses resulting from foreign currency transactions are included in net income.

k. Net Earnings per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from common stock equivalents (stock options).

l. Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments and fair value of interest rate swap agreements and is presented in the consolidated statements of stockholders’ equity and comprehensive income. Accumulated other comprehensive income is comprised of the following:

	September 30,

	2003	2002

Foreign currency translation adjustment	$6,730	$(6,163)
Fair value of interest swap agreements (net of tax effect of $499 in 2003 and $634 in 2002)	(847)	(1,051)
	_______	________
Total accumulated other comprehensive income/(loss)	$5,883	$(7,214)
	_______	________

m. Research and Development Expenses

Research and development costs are expensed when incurred and are net of German government and European grants of $936, $1,077, and $1,221 received for the years ended September 30, 2003, 2002, and 2001, respectively. The Company has no future obligations under such grants.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n. Financial Instruments

The fair value of financial instruments, consisting principally of cash, accounts receivable, accounts payable, and line of credits, approximate carrying value due to the short-term nature of such instruments. The fair value of long-term debt approximates the carrying value due to the variable based interest on such debt.

o. Derivative Financial Instruments

The Company uses derivative financial instruments to manage funding costs and exposures arising from fluctuations in interest rates. These derivative financial instruments consist primarily of interest rate swaps. The Company does not use derivative financial instruments for trading purposes.

Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138”, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.” require that all derivative instruments be recorded on the balance sheet as either an asset or liability measured at their respective fair values and that changes in the derivative instruments’ fair value be recognized in earnings. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability (“cash flow” hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item.

Interest differentials resulting from interest rate swap agreements designated as hedges of the Company’s financial liabilities are recorded on an accrual basis as an adjustment to interest expense.

From time to time, the Company enters into foreign currency forward contracts and forward exchange options generally of less than one year duration to hedge a portion of its sales transactions denominated in foreign currencies. At September 30, 2003, the Company held Japanese yen forward contracts with notional amounts of Euro 1.2 million, Japanese yen forward contracts with notional amounts of $0.1 million and Euro forward exchange options with notional amounts of $5.2 million.

The Company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of such agreements.

p. Use of Estimates

Management of the Company make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the valuation allowances for receivables and inventories, warranty liabilities; and assets and obligations related to employee benefits. Actual results could differ from these estimates.

q. Stock Incentive Plans

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company follows Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees”, to account for stock options. No compensation cost is recognized because the option exercise price is equal to the market price of the underlying stock on the date of grant. Had compensation cost for these plans, as prescribed by SFAS No. 123, been determined based on the Black-Scholes value at the grant dates for awards, pro forma net income and earnings per share would have been:

	Years ended September 30,

	2003	2002	2001
Net income—as reported	$15,305	$5,001	$7,215
Add back:
Stock based compensation expense included in reported net income	—	—	—
Deduct:
Stock based compensation expense determined under fair value method	(594)	(461)	(510)

Pro forma net income	$14,711	$4,540	$6,705
Basic earnings per share:
As reported	$1.31	$0.43	$0.62
Pro forma	$1.26	$0.39	$0.58
Diluted earnings per share:
As reported	$1.29	$0.43	$0.62
Pro forma	$1.24	$0.39	$0.58

The following assumptions were used in the determination of pro-forma compensation cost under the provisions of SFAS No. 123:

	2003	2002	2001	2001
	Grant	Grant	Grant	Grant
	(262,000	(273,000	(215,000	(30,000
	Shares)	Shares)	Shares)	Shares)

Weighted Average Grant Date Fair Value	$4.54	$4.31	$5.25	$7.67
Expected Life	5 Years	5 Years	5 Years	5 Years
Volatility	50.0%	50.0%	50.0%	50.0%
Risk-Free Interest Rate	4.7%	4.7%	5.7%	6.1%
Dividend Yield	0%	0%	0%	0%
Annual Forfeiture Rate	1.9%	1.0%	2.8%	2.8%

r. Shipping and Handling Costs

The Company accounts for shipping and handling costs in accordance with the Emerging Issues Task Force (EITF) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs” (EITF No. 00-10). In accordance with EITF No. 00-10, revenue received from shipping and handling fees is reflected in net sales.

2. Inventories

Inventories are summarized as follows:

	September 30,

	2003	2002

Finished goods	$12,809	$11,188
Work in progress	25,793	20,255
Raw materials and supplies	24,717	20,169
Demo inventory	6,585	6,548
Service parts	16,834	16,130

Total inventories	$86,738	$74,290

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Property and Equipment

Property and equipment include the following:

	September 30,

	2003	2002

Buildings	$22,530	$18,985
Technical machinery and equipment	14,356	11,626
Furniture and fixtures	11,042	8,975
Computers and software	5,302	5,189
Leasehold improvements	4,290	3,892

Total property and equipment, at cost	$57,520	$48,667

4. Goodwill and Other Intangible Assets

The following sets forth a reconciliation of net income and earnings per share information for the years ended September 30, 2002, and 2001 adjusted for the non-amortization provisions of SFAS No. 142:

	2002	2001

Net income—as reported	$5,001	$ 7,215
Add back:
Goodwill amortization (net of tax)	3,121	3,034

Adjusted net income	$8,122	$10,249

Basic earnings per share:
Reported net income	$ 0.43	$ 0.62
Goodwill amortization	0.27	0.27

Adjusted net income	$ 0.70	$ 0.89

Diluted earnings per share:
Reported net income	$ 0.43	$ 0.62
Goodwill amortization	0.27	0.26

Adjusted net income	$ 0.70	$ 0.88

The changes in the carrying amount of goodwill for the years ended September 30, 2003 and 2002 are as follows:

	Germany	United States	Rest of World	Total

Balance as of September 30, 2002	$28,802	$2,197	$10,054	$41,053
Currency exchange difference	4,764	413	1,828	7,005

Balance as of September 30, 2003	$33,566	$2,610	$11,882	$48,058

The carrying value of other intangible assets are as follows:

	September 30, 2003		September 30, 2002

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized Intangible Assets:
Patents	$ 5,279	$1,192	$ 4,448	$ 706
Customer base	6,952	2,370	5,858	931
Other	622	425	419	216

Total	$12,853	$3,987	$10,725	$1,853

The amortization for customer base is calculated on a straight-line basis over 7 years. For patents the amortization is based on the maturity of the patent which is between 5 to 18 years.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense for the years ended September 30, 2003 and 2002 were $1.7 million and $0.7 million, respectively. At September 30, 2003, estimated amortization expense for the next five fiscal years based on the average exchange rates as of September 30, 2003, are as follows:

2004	$1.6 million
2005	1.6 million
2006	1.6 million
2007	1.1 million
2008	0.4 million

5. Accrued Liabilities

Accrued liabilities are comprised of the following:

	September 30,

	2003	2002

Employee compensation	$11,896	$ 9,039
Warranty reserves	10,528	10,036
Other taxes payable	267	289
Customer deposits	12,875	3,202
Other	8,349	8,874

Total accrued liabilities	$43,915	$31,440

The Company provides for the estimated costs of product warranties when revenue is recognized. The estimate of costs to fulfill our warranty obligations is based on historical experience and expectation of future conditions. The change in warranty reserves for the years ended September 30, 2003 is as follows:

Balance at September 30, 2002	$10,036
Additional accruals for warranties during the period	8,400
Usage during the period	(9,177)
Currency translation	1,269

Balance at September 30, 2003	$10,528

6. Line of Credit

The Company maintains a $25,000 annually renewable line of credit with Deutsche Bank AG to support its working capital needs. As of September 30, 2003 and 2002, $12,600 and $12,703, respectively, were outstanding under this loan facility as a result of borrowings by RSL, Rofin-Baasel Japan Corp., Rofin-Baasel Italiana S.r.L., Rasant, Rofin-Sinar UK Ltd. and Rofin-Baasel Singapore Pte. Ltd. at an average fixed interest rate of 3.2% for fiscal 2003 and 3.5% for fiscal 2002.

In addition, the Company’s non-US subsidiaries have several lines of credit, which allow them to borrow in the applicable local currency. At September 30, 2003 and 2002, direct borrowings under these agreements totaled $5,546 and $5,286, respectively. The remaining unused portion of the lines of credit, at September 30, 2003, was $21,232, in aggregate. Fixed interest rates vary from 1.1% up to 4.9%, depending upon the country and usage of the available credit.

The short-term portion of the refinancing of the acquisition of CBL and its existing debt ($17,632) is included in the caption “line of credit and short-term borrowings” (see note 7) in the accompanying consolidated balance sheet.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Long-Term Debt

Dilas and RSL maintain additional long-term credit facilities of $8,900, which expire in 2005, of $2,000, which expire in 2007 and of $1,200 which expire in 2008. Rasant maintains a long-term credit facility of $0.2 million that expires in 2009. As of September 30, 2003, $10,274 was borrowed against such facilities at an average interest rate of 4.4%. As of September 30, 2002, $6,156 was borrowed against such facilities at an average interest rate of 4.6%.

On December 15, 2000, the Company refinanced its existing credit facilities for the financing of the acquisition and the assumption of the debt of CBL. As of September 30, 2003, two separate notes aggregating $40,410 were outstanding under these credit facilities, bearing interest at the six-month Euribor rate. Maturities of these loans are as follows: $17,632 in 2004, $20,071 in 2005 and $2,707 in 2006. Based on the above maturities, $17,632 has been included in the caption “line of credit and short-term borrowings” in the accompanying consolidated balance sheet (see note 6).

The Company has entered into certain swap arrangements and an interest rate cap to hedge the risk of changes in future cash flows due to the variable rate basis of the long-term debt and to reduce the Company’s overall cost of borrowing. At September 30, 2003, the following swap arrangements were outstanding: $12,408 notional amount converted to a variable rate of six-month United States dollar LIBOR; $14,938 notional amount converted to a fixed rate of 6.73%; and $13,518 notional amount subject to a Swiss franc cross-currency swap agreement based on six-month Swiss franc LIBOR. The interest rate cap limits a notional amount of $1.2 million to a maximum interest rate of 3%.

8. Lease Commitments

The Company leases operating facilities and equipment under operating leases, which expire at various dates through 2017 (see note 12). The lease agreements require payment of real estate taxes, insurance and maintenance expenses by the Company.

Minimum lease payments for future fiscal years under non-cancelable operating leases as of September 30, 2003 are:

Fiscal Year Ending September 30,	Total

2004	$4,766
2005	3,882
2006	2,855
2007	1,472
2008 and thereafter	4,985

Rent expense charged to operations for the years ended September 30, 2003, 2002, and 2001, approximated $5,183, $3,959, and $3,373, respectively.

9. Income Taxes

Income before income taxes is attributable to the following geographic regions:

	Years ended September 30,

	2003	2002	2001

United States	$ 2,898	$ 1,170	$ (515)
Germany	16,341	8,830	15,512
France	260	98	800
Italy	1,053	593	646
Japan	113	330	361
United Kingdom	2,443	1,078	848
Other	1,619	286	525

Total income before income taxes	$24,727	$12,385	$18,177

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense is comprised of the following amounts:

	Years ended September 30,

	2003	2002	2001

Current:
United States	$ (58)	$ (4)	$ 34
Foreign	7,022	5,770	10,071

Total current	6,964	5,766	10,104

Deferred:
United States	614	392	795
Foreign	1,844	1,226	63

Total deferred	2,458	1,618	858

Total income tax expense	$9,422	$7,384	$10,962

Statutory tax rates in the US, U.K., Italy, France, Spain, the Netherlands, Singapore and Japan approximate 34%, 30%, 38.25%, 34.33%, 35%, 34.5%, 22% and 41.55%, respectively. Generally, in Germany retained corporate income is subject to a municipal trade tax (which approximates 17%), which is deductible for federal corporate income tax purposes, a federal corporate income tax of 25% and a surcharge of 5.5% on the federal corporate income tax amount. In September 2002 the German government enacted the Flood Victim Solidarity Law which increased the base rate of German federal corporation taxation from 25% to 26.5% for fiscal year ending September 30, 2003 only. In 2001 and prior years, German corporate tax law applied the imputation system with regard to the taxation of the income of a corporation (such as RSL, WBL and Dilas).

The difference between actual income tax expense and the amount computed by applying the US federal income tax rate of 34% is as follows:

	Years ended September 30,

	2003	2002	2001

Computed “expected” tax expense	$ 8,407	$4,211	$ 6,180
Difference between US and foreign statutory rates	659	588	1,612
Non-deductible goodwill amortization	—	661	928
Utilization of foreign tax credits	(1,102)	(370)	—
Minority interest and other permanent differences	390	1,183	599
Change in tax law	—	(486)	—
Adjustment of valuation allowance	771	489	1,268
Adjustment of prior-year tax estimates	(208)	248	22
Other	505	860	353

Actual tax expense	$ 9,422	$7,384	$10,962

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to the net deferred tax assets are as follows:

	September 30,

	2003	2002

Deferred tax assets:
Foreign:
Net operating loss carryforwards	$ 186	$ 199
Pension accrual	571	390
Inventory	1,714	2,198
Other	201	264

Total Foreign	2,672	3,051
United States:
Net operating loss carryforwards	4,117	3,995
Property and equipment	57	48
Warranty accrual	639	565
Inventory	2,128	2,429
Allowance for bad debt	213	175
Pension accrual	199	161
Other	1,223	1,885

Total United States	8,576	9,258
Gross deferred tax assets	11,248	12,309
Less: Valuation allowance	(4,396)	(3,625)

Net deferred tax assets	6,852	8,684

Deferred tax liabilities:
Foreign:
Property and equipment	(2,050)	(1,621)
Accrued liabilities	(67)	(26)
Allowance for bad debt	—	(239)
Valuation of accounts payable	(2,553)	(946)
Other	(356)	(647)

Total Foreign	(5,026)	(3,479)

Net deferred income tax assets	$ 1,826	$ 5,205

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2003. At September 30, 2003, the Company had established a valuation allowance related to net operating loss carryforwards at RB Inc. due to uncertainty regarding RB Inc.’s ability to generate future taxable income required to utilize these carryforwards. The valuation allowance increased in fiscal 2003 by $771 due to increases in the net operating loss carryforward.

At September 30, 2003, the Company has net operating loss carryforwards available of $9,510 in the United States (which expire as follows: $2,515 in 2005; $1,342 in 2006; $1,289 in 2020; $747 in 2021; $2,502 in 2022 and $1,115 in 2023) and $553 in Germany and $122 in other European and Asian countries (which have no expiration date). The annual utilization by the Company of its US net operating loss carryforwards will be subject to certain annual limitations under Section 382 of the Internal Revenue Code.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has not recorded deferred income taxes applicable to undistributed earnings of its foreign subsidiaries’ operations as all such earnings are deemed to be indefinitely reinvested in those operations.

10. Employee Benefit Plans

The Company has defined benefit pension plans for the RSL and RS Inc. employees. The Company’s US plan began in fiscal 1995 and is funded. As is the normal practice with German companies, the German pension plan is unfunded. Any new employees, hired after the acquisition of CBL, are not eligible for the RSL pension plan.

The following table sets forth the funded status of the plans at the balance sheet dates:

	September 30,

	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$ 8,561	$ 7,575
Service cost	589	613
Interest cost	551	487
Actuarial (gains) and losses	354	(362)
Foreign exchange rate changes	1,115	350
Benefits paid	(154)	(102)

Benefit obligation at end of year	11,016	8,561

Change in plan assets:
Fair value of plan assets at beginning of year	2,103	2,067
Actual return on plan assets	420	(165)
Employer contributions	400	279
Benefits paid	(79)	(78)

Fair value of plan assets at end of year	2,844	2,103

Funded status	(8,172)	(6,458)
Unrecognized net actuarial loss (gain)	191	218
Unrecognized prior service cost	151	214

Accrued benefit cost	$ (7,830)	$(6,026)

Discount rate:
United States	6.5%	7.0%
Foreign	5.5%	5.7%
Expected return on plan assets—
United States only	7.0%	7.5%
Rate of compensation increase:
United States	3.0%	4.0%
Foreign	2.0%	2.0%

The following table sets forth the components of net periodic benefit cost for the respective fiscal years:

	Years ended September 30,

	2003	2002	2001

Service cost	$ 589	$ 613	$ 551
Interest cost	551	487	451
Expected return on plan assets	(156)	(166)	(209)
Amortization of prior service cost	63	63	63
Recognized net actuarial loss	—	—	(35)

Net periodic benefit cost	$1,047	$ 997	$ 821

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RS Inc. and RB Inc. have 401(k) plans for the benefit of all eligible US employees, as defined by the plan. Participating employees may contribute up to 16% of their qualified annual compensation. The Companies match 50% of the first 5 to 6% of the employees’ compensation contributed as a salary deferral. Company contributions for the years ended September 30, 2003, 2002 and 2001 were $163, $149, and $130, respectively.

11. Net Income Per Common Share

The calculation of the weighted average number of common shares outstanding for each period is as follows:

	Years ended September 30,

	2003	2002	2001

Weighted average number of shares for BASIC net income per common share	11,639,898	11,551,800	11,546,500
Potential additional shares due to outstanding dilutive stock options	223,196	39,705	54,148

Weighted average number of shares for DILUTED net income per common share	11,863,094	11,591,505	11,600,648

Excluded from the calculation of diluted EPS for the year ended September 30, 2003, were 141,000 outstanding stock options. These could potentially dilute future EPS calculations but were not included in the current period because their effect on earnings per share would be anti-dilutive.

12. Related Party Transactions

The Company had sales to its minority shareholder in Japan amounting to $1,644, $2,644 and $1,168 in fiscal years 2003, 2002, and 2001, respectively and the amounts outstanding related to those sales is listed as accounts receivable related party in the consolidated balance sheet.

The Company’s sales to related parties have generally been on terms comparable to those available in connection with sales to unaffiliated parties.

The main facility in Starnberg is rented under a 25 year operating lease from the former minority shareholder of CBL, who is also a member of the board of directors of the Company, and includes a clause to terminate the lease contract within a two-year notice period during the contract period. The Company paid rent expense of $538 and $446 to the former minority shareholder during fiscal years 2003 and 2002, respectively.

The Company has accrued $1,055, at September 30, 2003 ($889 at September 30, 2002) for the option purchase price for the minority interest in RBE, and $278 was accrued for accumulated interest on these obligation, (see note 1). This amount is included in accounts payable to related party in the accompanying consolidated balance sheet. The corresponding interest on this obligation ($82 in 2003 and $81 in 2002) is included in interest expense in the accompanying consolidated statement of operations.

At September 30, 2002 the Company has accrued $6,186 for the option purchase price for the minority interest in CBL and $165 was accrued for accumulated interest on this obligation. Effective December 31, 2002 the minority shareholder resigned from the limited partnership and the remaining shares of CBL were purchased during fiscal 2003 for the fixed price of Euro 6.3 million ($6.2 million at the December 31, 2002 exchange rate).

Accounts payable to related party also includes short-term loans from the minority shareholders of Dilas of $241 at September 30, 2003.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. Geographic Information

The Company manages its business under geographic regions that are aggregated together as one segment in the global industrial laser industry. Sales from these regions have similar long-term financial performance and economic characteristics. The products from these regions utilize similar manufacturing processes and use similar production equipment, which may be interchanged from group to group. The Company distributes, sells and services final product to the same type of customers from both regions.

Assets, revenues and income before taxes, by geographic region are summarized below:

ASSETS

	September 30,

	2003	2002

United States	$ 53,061	$ 48,686
Germany	223,413	188,862
Other	113,238	97,548
Intercompany eliminations	(98,226)	(94,281)

Total assets	$291,486	$240,815

TOTAL BUSINESS REVENUES

	Years ended September 30,

	2003	2002	2001

United States	$ 57,282	$ 63,167	$ 50,418
Germany	218,920	187,511	192,362
Other	76,965	62,590	60,650
Intercompany eliminations	(95,421)	(91,320)	(82,873)

	$257,746	$221,948	$220,557

INTERCOMPANY REVENUES

	Years ended September 30,

	2003	2002	2001

United States	$ 4,071	$ 4,322	$ 4,767
Germany	76,533	76,835	67,835
Other	14,817	10,163	10,271
Intercompany eliminations	(95,421)	(91,320)	(82,873)

	$ —	$ —	$ —

EXTERNAL REVENUES

	Years ended September 30,

	2003	2002	2001

United States	$ 53,211	$ 58,845	$ 45,651
Germany	142,387	110,676	124,527
Other	62,148	52,427	50,379

	$257,746	$221,948	$220,557

INCOME BEFORE INCOME TAXES

	Years ended September 30,

	2003	2002	2001

United States	$ 2,898	$ 1,170	$ (515)
Germany	16,341	8,830	15,512
Other	5,488	2,385	3,180

	$24,727	$12,385	$18,177

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14. Selected Quarterly Financial Data (unaudited)

The following represents the Company’s quarterly results (millions of dollars, except per share amounts):

	Quarters ended

	Dec. 31,	March 31,	June 30,	Sept. 30,
	2002	2003	2003	2003

Net sales	$58.1	$61.1	$64.5	$74.1
Gross profit	22.4	23.2	23.6	27.0
Net income	3.5	3.4	3.6	4.9
Net income per share—Basic	0.30	0.29	0.31	0.41
Net income per share—Diluted	0.30	0.29	0.30	0.39

	Quarters ended

	Dec. 31,	March 31,	June 30,	Sept. 30,
	2001	2002	2002	2002

Net sales	$48.7	$53.4	$55.6	$64.2
Gross profit	17.8	20.2	17.9	22.9
Net income	0.3	1.1	1.3	2.3
Net income per share—Basic	0.02	0.10	0.11	0.20
Net income per share—Diluted	0.02	0.10	0.11	0.20

15. Stock Incentive Plans

Directors’ Plan

The Company has reserved 100,000 shares of common stock for the Directors’ Plan, which covers non-employee members of the Board of Directors. Under this plan each member of the Board of Directors who is not an employee of the Company and who is elected or continues as a member of the Board of Directors is entitled to receive an initial grant of 1,500 shares of common stock and thereafter an annual grant of 1,500 shares of common stock. The Directors’ Plan also provides that non-employee directors aged 65 or older, upon their appointment or election to the Board of Directors, will receive, in lieu of such initial and annual grants of shares of common stock, 7,500 shares of restricted stock which shall vest in five equal installments on the date of grant and each of the following four anniversaries thereof. Prior to vesting, no shares of restricted stock may be sold, transferred, assigned, pledged, encumbered or otherwise disposed of, subject to certain exceptions. The Company records compensation expense based on the fair market value of the common stock, as determined by the closing price at the date of issuance. The Directors’ Plan will continue in effect until the earlier of ten years from the date of the first grant or the termination of the Directors’ Plan by the Board of Directors. A total of 20,000 shares are issued and outstanding under the plan at September 30, 2003.

Equity Incentive Plan

The Company maintains an Equity Incentive Plan, whereby incentive and non-qualified stock options, restricted stock and performance shares may be granted to officers and other key employees to purchase a specified number of shares of common stock at a price not less than the fair market value on the date of grant. The term of the Equity Incentive Plan continues through 2011. There were no incentive stock options, restricted stock or performance shares granted in fiscal 2003, 2002 or 2001. Non-qualified stock options were granted to officers and other key employees in fiscal 2003, 2002 and 2001. Options generally vest over five years and will expire not later than ten years after the date on which they are granted.

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The balance of outstanding stock options for the three year periods ended September 30, 2003, and all options activity for the periods then ended are as follows:

	Price per Share

	Number of		Weighted
	Shares	Price Range	Average

Outstanding at September 30, 2000	604,800	$7.38 – 16.88	$11.05

Granted	30,000	$15.00
Granted	215,000	$10.38
Exercised	(3,800)
Forfeited	(6,500)

Outstanding at September 30, 2001	839,500	$7.38 – 16.88	$11.03

Granted	273,000	$ 8.75
Exercised	(800)
Forfeited	(9,600)

Outstanding at September 30, 2002	1,102,100	$7.38 – 16.88	$10.50

Granted	262,000	$ 9.80
Exercised	(353,800)
Forfeited	(10,700)

Outstanding at September 30, 2003	999,600	$7.38 – 16.88	$10.29

Outstanding Options			Exercisable Options

	Remaining Life	Weighted		Weighted
Shares	(years)	Average Price	Shares	Average Price

51,000	3	$ 9.50	51,000	$ 9.50
121,000	4	$16.88	121,000	$16.88
16,800	5	$ 9.38	10,000	$ 9.38
11,140	6	$ 7.38	51,400	$ 7.38
8,000	6	$12.63	—	$12.63
12,000	7	$15.00	—	$15.00
164,600	7	$10.38	41,600	$10.38
252,800	9	$ 8.75	36,000	$ 8.75
262,000	10	$ 9.80	—	$ 9.80

Rofin-Sinar Technologies Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2003 and September 30, 2003

	December 31,	September 30,
	2003	2003
	(Unaudited)	(Audited)

	(dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$ 43,393	$ 44,487
Accounts receivable, trade, net	60,267	64,548
Inventories (Note 4)	94,828	86,738
Other current assets and prepaid expenses	10,130	8,736

Total current assets	208,618	204,509
Property and equipment, net	29,276	27,692
Goodwill, net (Note 6)	51,146	48,058
Other intangibles, net (Note 6)	9,027	8,866
Other assets	1,815	2,361

Total assets	$299,882	$291,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit and short term borrowings	$ 33,252	$ 35,781
Accounts payable, trade	10,341	12,476
Accounts payable to related party	1,685	2,158
Accrued liabilities (Note 5)	62,478	55,335

Total current liabilities	107,756	105,750
Long-term debt	24,699	33,052
Pension obligations	8,642	7,830
Minority interests	2,017	1,756
Other long-term liabilities	2,788	2,512

Total liabilities	145,902	150,900
Stockholders’ equity:
Preferred stock, 5,000,000 shares authorized, none issued or outstanding	0	0
Common stock, $0.01 par value, 50,000,000 shares authorized, 12,038,650 (11,908,600 at September 30, 2003) issued and outstanding	120	119
Additional paid-in-capital	81,343	79,918
Retained earnings	59,871	54,666
Accumulated other comprehensive income	12,646	5,883

Total stockholders’ equity	153,980	140,586
Total liabilities and stockholders’ equity	$299,882	$291,486

See accompanying notes to condensed consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended December 31, 2003 and 2002

	Three Months Ended December 31,

	2003	2002

	(dollars in thousands, except per share amounts)
Net sales	$71,058	$58,144
Cost of goods sold	43,224	35,701

Gross profit	27,834	22,443
Selling, general, and administrative expenses	13,978	11,855
Research and development expenses	5,027	3,906
Intangibles amortization	449	367

Income from operations	8,380	6,315
Other expense (income):
Interest, net	584	909
Foreign currency (gains)/losses	(875)	40
Other (income) expense	(182)	(380)

Income before income taxes and minority interest	8,853	5,746
Income tax expense	3,385	2,224

Income before minority interest	5,468	3,522
Minority interest	263	64

Net income	$ 5,205	$ 3,458

Net income per common share (Note 10):
Basic	$ 0.43	$ 0.30
Diluted	$ 0.41	$ 0.30

Weighted average shares used in computing net income per share (Note 10):
Basic	11,977,751	11,556,600
Diluted	12,544,575	11,556,600

See accompanying notes to condensed consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF
STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
For the Three Months Ended December 31, 2003 and 2002

			Accumulated
	Additional		Other
	Stock	Paid-in	Retained	Comprehensive	Stockholders’
	Par Value	Capital	Earnings	Income (Loss)	Equity

	(dollars in thousands)
BALANCES at September 30, 2003	$119	$79,918	$54,666	$ 5,883	$140,586
Comprehensive income:
Foreign currency translation adjustment	—	—	—	6,359	6,359
Fair value of interest swap agreement	—	—	—	404	404
Net income	—	—	5,205	—	5,205

Total comprehensive income					11,968
Common stock issued	1	1,425	—	—	1,426

BALANCES at December 31, 2003	$120	$81,343	$59,871	$12,646	$153,980

BALANCES at September 30, 2002	$115	$76,156	$39,361	$(7,214)	$108,418
Comprehensive income:
Foreign currency translation adjustment	—	—	—	3,629	3,629
Fair value of interest swap agreement	—	—	—	(241)	(241)
Net income	—	—	3,458	—	3,458

Total comprehensive income					6,846
Common stock issued	1	12	—	—	13

BALANCES at December 31, 2002	$116	$76,168	$42,819	$(3,826)	$115,277

See accompanying notes to condensed consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended December 31, 2003 and 2002

	Three Months Ended December 31,

	2003	2002

	(dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 5,205	$ 3,458
Adjustments to reconcile net income to net
cash provided by operating activities:
Changes in operating assets and liabilities	4,556	(1,011)
Other adjustments	1,966	974

Net cash provided by operating activities	11,727	3,421

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of property and equipment	37	29
Additions to property and equipment	(953)	(836)
Other adjustments	—	(1)
Net cash used in investing activities	(916)	(808)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings from banks	175	—
Repayment to banks	(10,650)	(2,365)
Net (repayments) borrowings on line of credit	(4,751)	1,056
Proceeds from issuance of common stock	1,390	3

Net cash used in financing activities	(13,836)	(1,306)

Effect of foreign currency translation on cash and cash equivalents	1,931	758

Net increase (decrease) in cash and cash equivalents	(1,094)	2,065
Cash and cash equivalents at beginning of period	44,487	20,312

Cash and cash equivalents at end of period	$ 43,393	$22,377

See accompanying notes to condensed consolidated financial statements

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unless otherwise stated or the context otherwise requires, all amounts of US dollars are stated in thousands, except for per share data.

1. Summary of Accounting Policies

The accompanying consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, consistent with those reflected in the Company’s annual report to stockholders for the year ended September 30, 2003. All adjustments necessary for a fair presentation have been made which comprise only normal recurring adjustments; however, interim results of operations are not necessarily indicative of results to be expected for the year. September 30, 2003 balances are derived from audited financial statements; however, interim period amounts have not been audited.

2. Acquisitions

On March 31, 2003, the Company acquired an additional 37% of the share capital of Rofin-Marubeni Laser Corporation, Atsugi-shi, Japan, through its wholly owned subsidiary Rofin-Sinar Laser GmbH, Hamburg, Germany (“RSL”) for $0.1 million in cash. RSL subsequently holds 88% of the share capital. As of May 1, 2003, Rofin-Marubeni Laser Corporation, Japan was renamed Rofin-Baasel Japan Corporation.

3. Investments in Marketable Securities

On October 5, 2001, the Company sold the assets of its medical laser business resulting in a gain of $0.7 million. As part of the proceeds from the sale, the Company received marketable equity securities which had been classified as trading securities, under “other current assets and prepaid expenses” in the accompanying balance sheet. During the twelve month period ended September 30, 2003 the Company sold the above mentioned securities for a total amount of $1.2 million. For the fiscal years ended September 30, 2003 and 2002, the Company recorded a realized gain of $0.3 million and an unrealized loss of $0.2 million, respectively.

4. Inventories

Inventories are stated at the lower of cost or market, after provisions for excess and obsolete inventory salable at prices below cost. Costs are determined using the first in, first out and weighted average cost methods and are summarized as follows:

	December 31,	September 30,
	2003	2002

Finished goods	$16,119	$12,809
Work in progress	30,698	25,793
Raw materials and supplies	25,127	24,717
Demonstration inventory	5,179	6,585
Service parts	17,705	16,834

Total inventories	$94,828	$86,738

5. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31,	September 30,
	2003	2002

Employee compensation	$10,825	$11,896
Warranty reserve	12,101	10,528
Customer deposits	16,444	12,875
Income tax payables	6,176	6,980
Other	16,932	13,056

Total accrued liabilities	$62,478	$55,335

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Goodwill and Other Intangible Assets

On October 1, 2003, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangibles”. Under SFAS No. 142, goodwill is no longer subject to amortization, but will be subject to an annual impairment test. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested on an annual basis, at minimum, for potential impairment at the reporting unit level. A reporting unit is defined as the lowest level of an entity that is a business and that can be distinguished, physically and operationally and for internal reporting purposes, from other activities, operations, and assets of the entity. A reporting unit can be no higher than a reportable operating segment and would generally be lower that that level of reporting. The Company identified three reporting units: the German reporting unit; the United States reporting unit; and the reporting unit for the rest of the world.

Under SFAS No. 142, the fair value of each reporting unit is compared to its carrying amount. If the carrying value is below the fair value assessment, there will be no impairment loss. If the fair value is below the carrying value, then the company is required to perform an additional test to determine the impaired fair value of the goodwill and its carrying amount.

The Company completed the goodwill impairment testing required by SFAS No. 142 in the first quarter of 2004 and determined that the fair value of each reporting unit exceeds its carrying value and accordingly, the second step of the impairment test was not required to be performed.

The changes in the carrying amount of goodwill for the three month period ended December 31, 2003 are as follows:

	Germany	United States	Rest of World	Total

Balance as of September 30, 2003	$33,566	$2,610	$11,882	$48,058
Currency exchange difference	2,100	181	807	3,088

Balance as of December 31, 2003	$35,666	$2,791	$12,689	$51,146

The carrying value of other intangible assets are as follows:

	December 31, 2003		September 30, 2003

	Gross Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized Intangible Assets:
Patents	$ 5,645	$ 1,369	$ 5,279	$1,192
Customer base	7,435	2,873	6,952	2,370
Other	681	492	622	425

Total	$13,761	$ 4,734	$12,853	$3,987

Amortization expense for the three months ended December 31, 2003 were $0.4 million. At December 31, 2003, estimated amortization expense for the remainder of fiscal 2004 and the next five fiscal years based on the average exchange rates as of December 31, 2003, are as follows:

2004 (remainder)	$1.3 million
2005	1.8 million
2006	1.7 million
2007	1.2 million
2008	0.4 million
2009	0.4 million

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7. Guarantees

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” requires increased disclosures regarding certain guarantees and requires the recognition at fair value in the balance sheet of certain guarantees. The interpretation also requires disclosure of the accounting policy and methodology used in determining product warranty liabilities, in addition to a reconciliation of the changes in the liability during the period. The disclosure requirements of Interpretation No. 45 were adopted by the Company as of October 1, 2002 (see note 8). The recognition provisions were adopted by the Company as of December 31, 2002 to guarantees issued or modified after that date. The adoption of the recognition provisions of this interpretation did not have a material effect on the Company’s financial position or results of operations as of the date of adoption.

8. Product Warranties

The Company provides for the estimated costs of product warranties when revenue is recognized. The estimate of costs to fulfill our warranty obligations is based on historical experience and expectation of future conditions. The change in warranty reserves for the three-month periods ended December 31, 2003 and 2002 are as follows:

	2003	2002

Balance at September 30	$10,528	$10,036
Additional accruals for warranties during the period	2,281	1,675
Usage during the period	(1,359)	(1,804)
Currency translation	651	437

Balance at December 31	$12,101	$10,344

9. Stock Based Compensation

Effective January 1, 2003, the Company adopted the disclosure requirements of SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123”. The following table illustrates the pro forma effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Three Months Ended December 31,

	2003	2002

Net income—as reported	$5,205	$3,458
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	$ 225	$ 169

Pro forma net income	$4,980	$3,289

Earnings per share:
Basic—as reported	$ 0.43	$ 0.30
Basic—pro forma	$ 0.42	$ 0.28
Fully diluted—as reported	$ 0.41	$ 0.30
Fully diluted—pro forma	$ 0.40	$ 0.28

10. Net Income Per Common Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution from common stock equivalents (stock options).

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The calculation of the weighted average number of common shares outstanding for each period is as follows:

	Three Months Ended December 31,

	2003	2002

Weighted average number of shares for BASIC net income per common share	11,977,751	11,556,600
Potential additional shares due to outstanding dilutive stock options	566,824	—

Weighted average number of shares for DILUTED net income per common share	12,544,575	11,556,600

Excluded from the calculation of diluted EPS for the three months ended December 31, 2002, were 1,094,600 outstanding stock options, respectively. There were no shares excluded from the calculation of diluted EPS for the three months ended December 31, 2003.

11. Segment and Geographic Information

The Company manages its business under geographic regions that are aggregated together as one segment in the global industrial laser industry. Sales from these regions have similar long-term financial performance and economic characteristics. The products from these regions utilize similar manufacturing processes and use similar production equipment, which may be interchanged from group to group. The Company distributes, sells and services final product to the same type of customers from all regions.

Assets, revenues and income before taxes, by geographic region are summarized below:

Assets

	December 31,	September 30,
	2003	2003
	(Unaudited)	(Audited)

	2003	2002

United States	$ 55,249	$ 53,061
Germany	228,710	223,413
Other	121,869	113,238
Intercompany eliminations	(105,946)	(98,226)

Total assets	$ 299,882	$291,486

Revenues

	Three Months Ended
	December 31,

	2003	2002

United States	$ 15,180	$ 12,855
Germany	65,277	52,728
Other	23,045	15,280
Intercompany eliminations	(32,444)	(22,719)

	$ 71,058	$ 58,144

Rofin-Sinar Technologies Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intercompany Revenues

	Three Months Ended December 31,

	2003	2002

United States	$ 994	$ 863
Germany	25,957	19,266
Other	5,493	2,590
Intercompany eliminations	(32,444)	(22,719)

	$ —	$ —

External Revenues

	Three Months Ended December 31,

	2003	2002

United States	$14,186	$11,992
Germany	39,320	33,462
Other	17,552	12,690

	$71,058	$58,144

Income Before Income Taxes and Minority Interest

	Three Months Ended December 31,

	2003	2002

United States	$ 1,994	$ 371
Germany	7,160	5,505
Other	1,507	457
Intercompany eliminations	(1,808)	(587)

	$ 8,853	$5,746

Inside the Slab Laser Resonator

Remote Welding System

Manual Spot Welder

rofin

PowerLine Laser
Marking System

rofin

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the registrant in connection with the issuance and distribution of the common stock being registered hereby, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$ 15,736
NASD filing fee	12,920
Accountant’s fees and expenses	150,000
Legal fees and expenses	450,000
Printing fees and expenses	150,000
Miscellaneous	121,344

Total	$ 900,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney’s fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Our Certificate of Incorporation permits indemnification of our directors and officers to the maximum extent permitted by Delaware law, as the same may be amended from time to time.

We have in effect a directors and officers liability insurance policy indemnifying our officers and directors for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy.

Our Certificate of Incorporation contains a provision that eliminates the personal liability of our directors for monetary damages for certain breaches of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Pursuant to the Underwriting Agreement between us and the Underwriters included as Exhibit 1.1 to this Registration Statement, our officers and directors are indemnified by the Underwriters against certain civil liabilities under the Securities Act.

Item 16. Exhibits

The exhibits to this registration statement are listed in the Exhibit Index to this registration statement, which Exhibit Index is hereby incorporated by reference.

Item 17. Undertakings

(a)		The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)		Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)		The undersigned registrant hereby undertakes that:

	(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

	(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Rofin-Sinar Technologies Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on March 8, 2004.

ROFIN-SINAR TECHNOLOGIES INC.
By: /s/ Peter Wirth

Peter Wirth
Chairman of the Board, Chief
Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE		TITLE	DATE

		Chairman of the Board of	March 8, 2004
/s/	Peter Wirth	Directors, Chief Executive
Officer and President
Peter Wirth

/s/	Günther Braun	Executive Vice President,	March 8, 2004
Finance and Administration,
	Günther Braun	Chief Financial Officer,
Principal Accounting Officer
and Director

*		Director	March 8, 2004

William Hoover

*		Director	March 8, 2004

Ralph Reins

*		Director	March 8, 2004

Gary Willis

*		Director	March 8, 2004

Carl F. Baasel

*		Director	March 8, 2004

Daniel Smoke

*By:	/s/ Peter Wirth

Peter Wirth
Attorney-in-fact

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement
5.1*	Opinion of Shearman & Sterling LLP
10.1*	International License Agreement between Boreal Licensing Inc. and Rofin-Sinar Laser GmbH, dated as of August 21, 1990.
10.2*	International Licensing Agreement Amending Agreement between Drummond Services Limited and Rofin-Sinar Laser GmbH, dated as of January 1, 1994.
23.1	Consent of KPMG LLP
23.2*	Consent of Shearman & Sterling LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to the Registration Statement)

* Previously filed